
03020420

REBIRTH ▷▷▷ EXPANSION ▷ GROWTH ▷

2002

ANNUAL REPORT


Global
Preferred
Holdings, Inc.™



COMPANY PROFILE

Global Preferred Holdings, Inc., through reinsurance, enables independent marketing organizations (IMOs) to share in the profits of the life insurance policies they sell. The growth of IMOs, such as banks, broker dealers, aggregators, and life and annuity sales agencies, has given these distributors broader control over the access to life insurance consumers. As a means of enhancing their distribution capabilities, life insurers seek to develop alliances with the IMOs. Global Preferred facilitates this by helping them establish long-term collaborative reinsurance relationships based on shared values and common vision.

Since its inception, Global Preferred's principal business objective has been to align the long-term interests of life insurance companies and quality IMOs. We do this not just by establishing the appropriate reinsurance vehicle, but also by providing IMOs and insurers ongoing actuarial and management advisory services. Through independence and objectivity, coupled with our depth of experience and expertise with distribution systems and insurers, we offer, from a single source, value added business solutions that can be essential in today's environment.

Redefining Reinsurance, Redefining Relationships—This is our core business strategy. Redefining the traditional reinsurance paradigm, we offer a collaborative value-added solution that benefits independent marketing organizations, life insurers, and consumers.

FINANCIAL HIGHLIGHTS

(Dollars in Thousands, except per share data)	1998	1999	2000	2001	2002
INCOME STATEMENT					
Total revenues	$ 12,597	$ 22,659	$ 30,043	$ 31,334	$ 33,015
Total benefits and expenses	9,201	16,114	23,089	23,480	30,708
Net income	2,239	4,320	5,133	5,462	1,518
Diluted earnings per share	0.60	1.15	1.30	1.32	0.37
BALANCE SHEET					
Invested assets	$ 16,487	$ 5,530	$ 10,172	$ 20,276	$ 18,656
Deferred acquisition costs	27,538	39,750	42,752	42,800	49,850
Total assets	44,881	49,008	56,617	67,853	74,274
Total liabilities	20,508	20,600	20,028	25,884	30,952
Stockholders' equity	24,373	28,408	36,589	41,969	43,322
SUMMARY OF POLICIES REINSURED					
Number of life insurance polices and riders reinsured	208,321	260,356	296,674	287,303	265,384
Number of annuity policies reinsured	10,028	24,483	43,819	48,007	48,889
Face value of life insurance reinsured	$6,117,000	$8,030,219	$9,378,075	$9,082,204	$8,451,310
Annuity policy benefits reinsured	$ 157,695	$ 324,827	$ 310,063	$ 266,305	$ 224,710

ASSETS *(in millions)*


'98
'99
'00
'01
'02
$0
$15
$30
$45
$60

REVENUES *(in millions)*


'98
'99
'00
'01
'02
$0
$7
$14
$21
$28

Various forward-looking statements are made in this Annual Report, which generally include the words "believes," "expects," "assumes," "predicts," "continue," "potential," "should," "could," "can," "may," "will," "proposes," "anticipates," "intends," "plans," "estimates," "projects," and variations or negations of such expressions or similar expressions. Certain factors that may affect these forward-looking statements, including Global Preferred's ability to achieve its goals as referred to herein, are discussed on page 10.

Dear Shareholders,

Global Preferred set upon the path in late 2001 to implement its business strategies for the future. Our goals included securing additional capital to support tangible growth opportunities, expanding our business reinsured, and positioning Global Preferred to diversify its business through new relationships with independent marketing organizations (IMOs). I am pleased to report progress in certain of these plans, but with mixed results considering today's challenging economic environment.

While equity market performance in late 2001 and early 2002 showed promise of stability and growth, the significant market deterioration that began anew in spring 2002 caused us to delay the commencement of an initial public offering of our stock. With disappointment, due to continuing market conditions and our desire to maintain your stock value, we withdrew our registration statement and terminated the initial public offering in October 2002.

Many life insurance and reinsurance companies in 2002 encountered significant pressures on earnings due to the continuing weak equity markets, coupled with decreases in policy persistency and growing defaults on bond portfolios. While Global Preferred continues to perform favorably compared to many of these companies, the weak equity market performance and decreases in policy persistency have affected certain facets of our business as well. These factors, combined with our withdrawn offering costs and increases in operating expenses, slowed our rate of growth in stockholders' equity from 14.7% in 2001 to 3.2% in 2002.

With the continuing adverse economic environment, I anticipate ongoing earnings pressure for much of the life insurance industry in 2003. Nonetheless, our strong financial condition positions Global Preferred to withstand many of the challenges that face the industry.

- A majority of our revenue is associated with renewable term reinsurance, which has provided a consistent base of earnings since Global Preferred's formation.
- Revenues from our variable annuity reinsurance are less than 20% of our total revenues, thus limiting our overall exposure to continuing weakness in the equity markets.
- We benefit from strong cash flows that can be reinvested into the expansion of our business. This can create greater economies of scale and prospects for increased earnings.

We benefit from strong cash flows that can be reinvested into the expansion of our business. This can create greater economies of scale and prospects for increased earnings.

During 2002, we generated operating cash flows of nearly $15 million under our renewable term reinsurance agreements and on policies reinsured before 2002 under our coinsurance and modified coinsurance agreements. We used much of these cash flows to expand our business reinsured during 2002. With stockholders' equity of approximately $43 million, this demonstrates the



strength of our cash flow position, which provides us with flexibility in growing our business in the future.

We have positioned ourselves for sustained growth in 2003 and beyond through the expansion initiatives we implemented in 2002. We relocated to a new office facility, significantly improving our operating independence, communications, and workplace efficiencies. Expansion of our professional staff has augmented our intellectual capital, bringing us a wealth of expertise in our finance, actuarial, marketing, and administrative functions. This enables us to focus more effectively on developing valued relationships that deliver on our business strategy.

On this note, during late 2002 we began developing new relationships with IMOs, intermediaries, and insurers, seeking to align their interests by developing long-term, collaborative reinsurance relationships. The foundation for these relationships is our ability to provide IMOs meaningful financial incentives with the opportunity to participate in a reinsurance structure with low barriers to entry.

In support of this expansion, we have also increased our capabilities through two newly formed subsidiaries, Global Preferred Solutions and Global Preferred Resources. Through these companies, we intend to leverage our resources by (1) providing consulting services to life insurers and IMOs in their assessment of the economic benefits realized through the distributor-insurer relationship and (2) offering product development, agency valuation, risk management, and reinsurance administrative services. Offering these services, we should be able to develop long-term relationships with both IMOs and insurers, thereby contributing to our growth opportunities.

I embrace 2003 with a firm commitment to use all available resources to continue to enhance shareholder value. Our strategy is defined, our team is expanded, our relationships are strengthened, and our focus is set.

I extend my sincere gratitude and appreciation to our stockholders, employees, and business partners for their continuing support as we position ourselves for the future. I am confident in our vision, and will continue to focus upon our financial performance and your long-term value.

ED McKERNAN
PRESIDENT AND CHIEF EXECUTIVE OFFICER

GENESIS

In the beginning, there was commission. For most of the last century, sales commissions defined the short-term transaction-based relationship between life insurance agents and insurance companies. Today, through maturing independence, the distribution landscape has dramatically changed as marketing organizations have increased their strength and influence in the industry.

Independent marketing organizations are not only building size and mass, they are migrating away from the historical transaction-based sales conventions toward long-term financial value. The economics of growing consolidation in the life insurance industry have spurred the development of financially perceptive marketing organizations that know and understand the financial models of profit and product design. These IMOs recognize the benefits that reinsurance enterprises can provide, but are also aware of the historically high barriers to entering the reinsurance market.

Since commencing operations in 1996, we have doubled stockholders' equity, and currently have over $8 billion of insurance in force.

Born from distribution, Global Preferred's genesis was as a producer-owned reinsurance company. Our start came from the efforts of a single producer group that sought participation in the long-term value of their business. Since commencing operations in 1996, we have doubled stockholders' equity, and currently have over $8 billion of insurance in force.

Stepping forward with a dynamic business model focused upon serving the interests of independent marketing organizations, we have achieved significant visibility by offering creative reinsurance solutions for IMOs across the United States. Our focus and size have helped reduce entry barriers so that producer-owned reinsurance has become viable as a long-term enhancement to the commission stimuli for producers of every size.

Representing our client base, distribution from which we were born, Global Preferred lends objective independence that is otherwise difficult to establish with life insurers and commercial reinsurers alike. Aligning the long-term interests of both life insurers and marketing organizations, Global Preferred nurtures and strengthens these relationships. Using innovative financial arrangements through reinsurance, we provide an opportunity for independent marketing organizations to build long-term value in their enterprise. Global Preferred is *Redefining Reinsurance—Redefining Relationships.*

REBIRTH



Building upon innovative business practices and symbiotic relationships with leading financial service companies and sales organizations, Global Preferred crossed an important threshold in 2001. At that time, Global Preferred secured a new reinsurance relationship with an independent marketing organization member of the AEGON group, a new reinsurance relationship with Pacific Life Insurance Company, and expanded rights of reinsurance on policies issued by Western Reserve Life Assurance Company. Moreover, having economies of scale and a history of profitable growth, Global Preferred set the course to broaden its business model, expanding its reach to new distributors and insurers.

Because any good relationship is based on shared values and a common vision, Global Preferred seeks to build mutually rewarding relationships with IMOs and insurers based on parallel interests, a dedication to quality business, and a focus on managing insurance and distribution risks. Leveraging our core competencies and unique business focus, Global Preferred offers reduced entry barriers allowing IMOs to benefit from their own reinsurance structure. Reinsurance not only creates the opportunity to have a shared interest in business sold, but also enables IMOs to enhance recruiting and retention tools, assess their quality of business, and enjoy a greater role in product development in order to increase sales and profitability.

While our client focus lies primarily with marketing organizations, there is also tremendous value for the insurance companies that encourage relationships through producer-owned reinsurance. Among the most critical issues facing the life insurance industry, as expressed by its most prominent CEOs*, are distribution effectiveness and productivity. Global Preferred's success, as with its reinsurance partners, confirms the value of its business model in meeting this objective. Life insurance companies prosper through secure, stable growth in distribution, increased attention on quality of business, and improvements in their operating margins due to continuity in distribution and renewed focus on long-term goals.

When the core interests of distributors and insurers are aligned, risks are reduced, and the potential for greater profitability is increased for everyone. Global Preferred is taking reinsurance to a whole new level to create greater value for all participants in the life insurance value chain by *Redefining Reinsurance—Redefining Relationships.*

As reported by Tillinghast-Towers Perrin (National Underwriter Life & Health/Financial Services Edition, April 3, 2000).

Among the most critical issues facing the life insurance industry are distribution effectiveness and productivity.











EXPANSION

Initiatives establishing the foundation for our expansion have included advancement of our branding, development of relationships between IMOs and life insurers, and formation of collaborative alliances through intermediaries, publications and academia.

Global Preferred set in motion a number of initiatives during 2002, securing our foundation in support of the expansion of business in 2003 and beyond. Building upon our strong financial position, as demonstrated by our cash flows in support of future growth, we expanded the base of business we reinsure, strengthened our core competencies, initiated a new era of marketing initiatives, developed collaborative alliances, established new marketing relationships, and relocated our office facilities to nourish our continuing expansion.

During 2002, operating cash flows were nearly $15 million under our renewable term reinsurance agreements and on policies reinsured before 2002 under our coinsurance and modified coinsurance agreements. Exceeding 30% of the book value of Global Preferred's stockholders' equity, this cash stream permitted us to use an aggregate of nearly $10 million for reinsurance settlements paid to Western Reserve, to increase business reinsured, and to American Skandia for new business reinsured in 2002. Remaining operating cash flows of approximately $5 million were used for operating expenses, income taxes, and interest expenses. We expect the cash flows from business reinsured to continue providing us the flexibility of expanding business we reinsure and increasing our economies of scale.

Strengthening our intellectual capital, we increased our professional staff in the financial, actuarial, marketing, and administrative functions. These resources position Global Preferred favorably in support of our current business activities and future growth. With this foundation, we expect to continue complementing our professional resources in concert with the expansion of our business.

In late 2002, we launched our marketing campaign to expand Global Preferred's business to IMOs and life insurers that seek long-term stability in distribution and alignment of interests. Initiatives establishing the foundation for our expansion have included advancement of our branding, development of relationships between IMOs and life insurers, and formation of collaborative alliances through intermediaries, publications, and academia. Augmenting these initiatives, Georgia State University, in the first quarter of 2003, released a white paper on the merits of producer-owned reinsurance. This white paper will be available on our web site in the near future.

Through these endeavors, many IMOs and insurers are now reviewing the benefits of producer-owned reinsurance. We have received flattering responses to our value proposition and we will continue to expand upon the initiatives in progress. Through these accomplishments, we are *Redefining Reinsurance—Redefining Relationships.*





GROWTH

Over the last few decades, trends have led to an environment where organizations that distribute life insurance products have become distinct from those that produce the products. During this period, sales through non-affiliated agents of life insurers have grown substantially, increasing from 38% in 1983 to 57% in 2001*. This has resulted in a shorter-term focus among all parties, as the marketing organizations continually seek to gain greater commissions and insurers have become reluctant to invest in the development of products for distribution relationships that may not be long lasting.

Global Preferred brings its value proposition to both parties. Distributors appreciate Global Preferred's understanding of the unique role they have in delivering quality products to consumers. Insurance companies want to hear how Global Preferred can help them establish long-term stability in their relationships with quality distributors. In an increasingly competitive market, both groups realize Global Preferred adds value by aligning their interests for persistent, long-term business relationships that fulfill their desire for stability, success and, perhaps, even survival.

Distributors appreciate Global Preferred's understanding of the unique role they have in delivering quality products to consumers. Insurance companies want to hear how Global Preferred can help them establish long-term stability.

Marketing activities initiated during 2002 are differentiating Global Preferred as an advocate of producer groups in the industry—and its business strategy is gaining momentum and recognition in the marketplace. As an indicator of our success in these initiatives, we now receive third party referrals with invitations to deliver our message to very receptive audiences. In early 2003 we formed two new subsidiaries, Global Preferred Solutions, Inc. and Global Preferred Resources, Inc. These companies will expand our capabilities by providing a platform for the delivery of actuarial and management services to businesses engaged in reinsurance activities. The necessary groundwork has been laid to implement our growth strategy.

While the new relationships we have forged are gradually maturing, we have built a foundation for the future. Many peers express admiration for our strategies and engage us in discussions about integrating our value proposition into their operations. Global Preferred is earning their respect because we want to improve the quality, stability, and profitability of their business.

Global Preferred is cultivating numerous opportunities for growth during 2003. As our success becomes more widely known, we expect Global Preferred's opportunities will increase exponentially. Global Preferred is striving to become the leading reinsurance solution provider for life and annuity distributors in North America. Global Preferred is *Redefining Reinsurance—Redefining Relationships.*

**Life Premium Sales by Channel: 1983–2001,* LIMRA International Product Research, *May 17, 2002.*

VISION

Economic conditions influenced our financial decisions to protect shareholder value in 2002. Seeking liquidity in an unreceptive equity market could have seriously eroded shareholder value. With the continuing sluggish economic environment, ongoing earnings pressure is anticipated for much of the life insurance industry in 2003. Regardless, we are exploring alternative avenues to increase shareholder liquidity while preserving shareholder value. We appreciate the importance of liquidity; however, the primary objective for Global Preferred is to focus on long-term value. In this vein, we remain committed to grow the businesses of Global Preferred.

Our strong financial condition favorably positions Global Preferred to withstand many of the challenges that face the industry. We maintain strong cash flows that provide us the flexibility to reinvest in the growth of our business, creating greater economies of scale and prospects for increased earnings. Further, expansion of our professional staff has enhanced our intellectual capital, bringing us a wealth of expertise in the finance, actuarial, marketing, and administrative functions. This enables us to focus more effectively on securing valued relationships that deliver on our business strategy.

Global Preferred is developing new relationships with IMOs, intermediaries, and insurers based on shared values and a common vision. We seek to build mutually rewarding relationships with IMOs and insurers based on parallel interests, a dedication to quality business, and a focus on managing insurance and distribution risks. The foundation for these relationships is our ability to provide IMOs with meaningful financial incentives and the opportunity to benefit from their own reinsurance structure with low barriers to entry.

Global Preferred is taking reinsurance to a whole new level to create greater value for all participants in the life insurance value chain. Leveraging upon our core competencies and unique business focus, Global Preferred brings a new dimension to the industry in managing insurance risks. We have the resources and we are building the relationships to deliver what is necessary to succeed with our objective, *Redefining Reinsurance—Redefining Relationships.*

We seek to build mutually rewarding relationships with IMOs and insurers based on parallel interests, a dedication to quality business, and a focus on managing insurance and distribution risks.


2002
FINANCIALS

Global Preferred Holdings, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

The following analysis of our consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this report. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions developed by our management. Any adjustments to reported bases of assets or liabilities resulting from changes in estimates are reflected in earnings in the period the estimates are revised.

Certain statements made in this report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the "safe-harbor" provisions of that Act. Additionally, any written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. These statements may include, but are not limited to, statements relating to reinsurance revenues, gross profits, cash flows, and net income in future periods. Such statements often include the words "believes," "expects," "assumes," "predicts," "continue," "potential," "should," "could," "can," "may," "will," "proposes," "anticipates," "intends," "plans," "estimates," "projects," and variations or negations of such expressions or similar expressions. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Because such forward-looking statements involve risks, both known and unknown, and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including but not limited to:

- The amount, timing, receipt, and cost of additional capital to fund our exercise of the rights to increase our reinsurance business with Western Reserve;
- A decrease in the level of demand for our reinsurance business, or increased competition in the industry;
- Extent to which we are able to develop new reinsurance programs;
- Adverse reinsurance experience, including death claims and surrenders;
- Estimates of reserves;
- Assumptions used in accounting for deferred acquisition costs;
- Negotiation of reinsurance agreements;
- Our cash requirements;
- Availability of capital on acceptable terms;
- The passage of federal or state legislation subjecting our business to additional supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate; and
- Changes in economic conditions, including interest rate and equity market conditions, which could affect our investment portfolio and reinsured policy revenues.

These forward-looking statements are subject to change and uncertainty that are beyond our control and have been made based upon our expectations and beliefs concerning future developments and their potential effect on our business. We cannot assure you that future developments will be in accordance with our expectations or that the effect of future developments will be those we anticipate. Actual results could differ materially from those we expect, depending upon the outcome of certain factors, including those described in the forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described some important factors that could cause our actual results to differ materially from our expectations in "Factors That May Affect Future Results of Operations" included as Exhibit 99.3 to our Form 10-K. You should carefully review these risks and additional risks described in other documents we file from time to time with the Securities and Exchange Commission, including quarterly reports on the Form 10-Q. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

Global Preferred, through Global Preferred Re, provides reinsurance for life insurance and annuity products. Our principal business objective is to align the long-term interests between independent marketing organizations ("IMO") and life insurance companies. Through these collaborative relationships, we believe both the IMOs and insurers benefit from mutually rewarding relationships based on parallel interests, a dedication to quality business, and a focus on managing insurance and distribution risk for long-term economic rewards.

Although our reinsurance business is directed to us through these independent agent relationships, the life insurance and annuity policies that we currently reinsure are underwritten and issued by various ceding life companies. In the insurance industry, the term "ceding" refers to the use of reinsurance to transfer from one insurance company to another some or all of the risks associated with one or more insurance policies. We often refer to a life insurance company that reinsures life insurance and annuity policies through us as a "ceding life company." The strength of our current reinsurance business is based on our historical relationship with the independent agents of World Financial Group, which is an indirect subsidiary of AEGON USA, Inc. and an IMO that markets the products we currently reinsure.

Under a reinsurance agreement, the economic consequences of certain insurance risks are transferred from the ceding life company to the reinsurer. Depending upon the type of reinsurance agreement, these risks may include mortality, persistency, investment, and expense. Key considerations in evaluating the risks include industry experience, the ceding life company's pricing and assumptions, the type of product, the ceding life company's underwriting practices and procedures, the type of distribution system, the ceding life company's recent experience, and the market for the product.

The ceding life companies retain responsibility for the payment of all claims, surrender values, commissions, and expenses involved in issuing and maintaining the policies we reinsure. In addition, the ceding life companies administer the reinsurance contracts and, on a monthly and quarterly basis, provide us with information regarding premiums, reserves and benefits and the amounts we owe to the ceding life company for claims and settlement expenses on the policies we reinsure.

Types of Reinsurance

We currently write three types of reinsurance on a quota share basis: renewable term (consisting of monthly renewable term and yearly renewable term), coinsurance, and modified coinsurance.

Renewable Term. Renewable term, also referred to as risk premium reinsurance, which includes monthly renewable term and yearly renewable term, is a plan of reinsurance in which the premium rates are not directly related to the premium rates on the original plan of insurance. Under renewable term reinsurance, the ceding life company reinsures a portion of the mortality risk with us. The amount reinsured in any one period is not based on the face amount of the policy, but rather on the portion of the net amount of risk we reinsure. The net amount of risk is typically defined as the difference between the death benefit and the cash value of a policy. The ceding life company establishes the policy reserves, which are reduced for the mortality risk reinsured with us, and pays all policy benefits, commissions, and expenses involved in issuing and maintaining the business and, correspondingly, we establish reserves specific to the mortality risk reinsured.

Under renewable term reinsurance, we may also be subject to risks as a result of persistency risk. Persistency risk is the risk that a policyholder either stops paying premiums, which would cause the policy to lapse, or chooses to surrender the policy for the cash surrender value. The effect of persistency risk on us is that possible future revenue will be reduced, potentially reducing profits.

Coinsurance. Under a coinsurance arrangement, the insured risks are ceded to us on essentially the same basis as underwritten by the ceding life company. The ceded risks include mortality, persistency, investment, and expense. We share the risks pro rata with the ceding life company. We receive a proportionate share of gross premiums from the ceding life company and provide contractual expense allowances to the ceding life company to pay for the expenses associated with the reinsured policies. Expenses include commissions and costs associated with underwriting, marketing, policy issue, and maintenance. We also pay our proportionate share of death benefits and other policy benefits to the ceding life company. The reserves on the ceded portion of the policy are held by us and are our obligations. Correspondingly, we invest the assets related to the reserves and receive investment income from those assets.

Modified Coinsurance. Modified coinsurance is similar to coinsurance except the ceding life company retains the reserves and the assets related to the reserves. Modified coinsurance is used primarily for products that develop cash values and allows the ceding life company to retain the associated assets for investment purposes.

Under coinsurance and modified coinsurance agreements, our reinsurance premiums are materially higher than premiums paid on the renewable term reinsurance since we are reinsuring more risks. During the first year in which a policy is reinsured on a coinsurance basis, we are required to reimburse the ceding life company for our share of acquisition costs, including first year commissions and issuance expenses. Consequently, our net cash outlays could be as much as, or more than, the first year life insurance premiums and as much as 10% of annuity premiums. In year two and beyond, however, our cash outlays for reinsurance allowances are significantly lower than in the first year of a policy.

Financial Statement Impact of Reinsurance

The Securities and Exchange Commission's Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies used in the preparation of financial statements. Additional information included elsewhere herein and in Note 2 to the consolidated financial statements, includes a summary of the accounting policies used in the preparation of our consolidated financial statements.

Income Statement Impact

Reinsurance Revenues. For renewable term reinsurance, we record as "premiums" the amount of reinsurance premiums we receive over the payment periods of the reinsured policies. For policies reinsured on a coinsurance or modified coinsurance basis, we record as "reinsured policy revenues" our proportionate share of the gross revenues received by the ceding life company over the payment periods of the reinsured policies. These revenues represent the policy mortality and expense charges, asset-based allowances, and deferred sales charges that have been assessed against the reinsured policy account balances.

If we elect to convert coverage on certain policies that we currently reinsure on a renewable term basis to a coinsurance or modified coinsurance basis, the associated premium revenues for those policies will discontinue, and our proportionate share of the associated mortality and expense charges, asset-based allowances, and deferred sales charges will be recorded as reinsured policy revenues.

Reinsurance Expenses. Regardless of the type of reinsurance, our related expenses may include: (1) benefits, claims and settlement expenses, which represent our share of the payments made under the reinsured policies during the period, the change in claims in course of settlement, and the change in claims incurred but not reported; (2) expense allowances paid to the ceding life company for expenses associated with the reinsured policies, including commissions and costs associated with underwriting, marketing, policy issue and maintenance; and (3) amortization of deferred acquisition costs, which are discussed in more detail below.

Net Income. Our profitability, in part, depends on the volume of policies reinsured and experience of the reinsured policies. Factors that affect the experience of the business include reinsured policy persistency, death claims, and investment performance of the separate account balances. While death claims are reasonably predictable over a period of years, claims become less predictable over shorter periods, and are subject to fluctuation from quarter to quarter and year to year. Similarly, separate account investment returns, upon which a significant portion of our revenues depend, have relatively stable returns over a period of years but can be volatile over shorter periods. A considerable amount of separate account balances is invested in equities; therefore prolonged deterioration in the equity markets will result in a decrease in our current and future income.

Balance Sheet Impact

Deferred Acquisition Costs. We capitalize and defer costs that vary with and are primarily related to the acquisition of the reinsured policies. These expenses are deferred to the extent that such costs are deemed recoverable from future policy revenues and are recorded as deferred acquisition costs on the balance sheet. Such costs include reinsurance expense allowances paid to ceding life companies, and may include other underwriting costs such as actuarial, legal and accounting fees.

Deferred acquisition costs are amortized over the lives of the underlying policies, in conformity with the terms of the reinsurance agreement. Under the renewable term agreements, the rate of amortization depends on the approach utilized, static or dynamic, and is based upon assumptions applicable at the time the policies are reinsured, such as estimates of expected investment yields, mortality, persistency, and expenses. Under the static approach, the amortization is in proportion to the ratio of premiums collected during the then current period to total anticipated premiums. Often the static approach is used in the first policy year or until the business is sufficiently large to warrant the complexity of the dynamic approach. Under the dynamic approach, the amortization under the static approach is adjusted to reflect actual persistency of the insurance in effect. To the extent fewer policies persist than otherwise anticipated, the amortization will be greater under the dynamic approach than under the static approach. Conversely, to the extent more policies persist than otherwise anticipated, the amortization will be smaller. Currently, we use the dynamic amortization approach for all our policies reinsured under our renewable term agreements.

Under the coinsurance and modified coinsurance agreements, the amortization of the deferred acquisition costs is in proportion to the ratio of gross profits recognized during the then current period to total anticipated future gross profits. During each accounting period, assumptions used in calculating the amortization of the deferred acquisition expense reflect actual experience for the then current accounting period. We also review, on a periodic basis, our evolving experience with regard to our assumptions concerning future experience as to mortality, persistency, investment yields, and expenses in determining our estimate of anticipated future gross profits. This periodic review is commonly referred to as "unlocking." Our normal period of observation is from October 1 of the previous calendar year through September 30 of the current calendar year. If we believe variances from expected assumptions are permanent, we will change the assumptions we use with regard to future experience. Upon adoption of any change in assumptions used with regard to future experience, the amortization of the deferred acquisition cost will be recalculated and reflected during the then current accounting period.

A material component of variable life and annuity product revenues is derived from the asset-based fees that have been assessed against the policy account balances, of which a considerable portion is invested in the equity markets. The volatility of equity market returns over the short-term can be significant without materially impacting long-term equity market returns. Historical equity market performance shows equity market volatility is much higher over short-term horizons as compared to long-term horizons. The short-term volatility of the policy fund value will result in the short-term volatility being applied to all future expected gross profits if no adjustments are made to account for the differences between long-term and short-term volatility. We utilize a "credibility approach" to account for the differences between long-term and short-term volatility. Under this approach, the estimates of future expected gross profits are revised to recognize the effects short-term volatility and market yields have upon long-term yield expectations. We review our approach annually to determine if additional adjustments to amortization are necessary as a result of prolonged and/or severe negative or positive equity market performance. In such instances, the equity market performance must be sufficiently high or low to justify a belief that the effect of current market conditions on future expected gross profits should be more permanently reflected.

In addition, certain variable annuity policies we reinsure include a guaranteed minimum death benefit that will guarantee a death benefit typically equal to a return of premium or the highest level the fund values had accumulated over certain prescribed periods under the annuity policy. Upon the death of an annuity policyholder, we will incur a claims expense equal to the excess of the amount guaranteed under this provision over the then current policy fund value. This expense increases when equity markets decline and decreases as equity markets increase. We utilize an implicit approach to account for guaranteed minimum death benefits. Under this approach, future expected gross profits are decreased to account for future expected claims expenses. The short-term volatility of the policy fund value will result in significant volatility in the expected claims expense if no recognition is made to acknowledge differences between long-term yields and short-term volatility. Our implicit approach recognizes the effect of long-term versus short-term volatility when accounting for guaranteed minimum death benefits.

Future Policy Benefits. Liabilities for future benefits on life insurance policies are established in an amount we estimate is adequate to meet the estimated future obligations on the policies in effect. Policy reserves are included in "future policy benefits" on the consolidated balance sheet.

Liabilities for future policy benefits under the renewable term agreements include provisions for claims in the course of settlement, claims incurred but not reported, and expected future claims. The liability is estimated using assumptions such as estimates of expected investment yields, mortality, persistency, and expenses applicable at the time the reinsurance contracts are executed.

Liabilities for future policy benefits under coinsurance and modified coinsurance agreements equal reinsured policy account balances on the underlying life insurance and annuity policies. With regard to the separate account benefits reinsured on a modified coinsurance basis, we record the liabilities as an offset to related assets as our intentions and rights under the agreements with the ceding life companies meet the appropriate conditions governing rights of setoff. The nature of separate account benefits under variable life insurance or variable annuity policies do not permit us to reinsure those benefits on a coinsurance basis. We currently reinsure the fixed account portion of life insurance and annuity policies only on a coinsurance basis and, accordingly, the liabilities for that portion of the reinsurance are recorded as future policy benefits.

Liabilities for future policy benefits reflected in the consolidated financial statements are based on information provided to us by the ceding life companies. Reserves established by us with respect to individual risks or classes of business may not be the same as those established by ceding life companies due to differing risks and assumptions regarding mortality, persistency, investment, and expenses.

Fair Value Disclosure

Investments. We classify all fixed maturity securities and equity securities as "available-for-sale." Such securities are reported at fair value. Fixed maturity securities available-for-sale are so classified based upon the possibility that such securities could be sold prior to maturity if that action enables us to execute our investment philosophy and appropriately match investment results to operating and liquidity needs. Unrealized gains and losses on marketable equity securities and fixed maturity securities available-for-sale, less applicable deferred income taxes, are reported as a separate component of "accumulated other comprehensive income" within stockholders' equity.

Investment income is recognized as it accrues or becomes legally due. Realized gains or losses on sales of investments are included in income, as are write-downs of securities where declines in value are deemed to be other than temporary. The cost of investment securities sold is determined based upon the specific identification method.

Other Financial Assets and Liabilities. The carrying value of cash and cash equivalents, reinsurance receivables and payables, short-term debt, accrued expenses and accounts payable approximate their fair values due to the short-term nature of these accounts. The carrying value of future policy benefits approximates its fair value as credited interest approximates current market rates.

Our Current Reinsurance Agreements

The life insurance and annuity policies that we have reinsured to date are underwritten and issued by Western Reserve Life Assurance Co. of Ohio; American Skandia Life Assurance Corporation; Kemper Investors Life Insurance Company, an affiliate of Zurich Insurance Company; and Pacific Life Insurance Company. The following table indicates the percentage of our reinsurance revenues derived from our ceding life companies:

	Year Ended December 31,		
	2000	2001	2002
Western Reserve	88%	89%	91%
American Skandia	10%	9%	8%
Zurich Life	2%	2%	1%
Pacific Life[1]	—	—[2]	—[2]
Total	100%	100%	100%

(1) This agreement was effective as of January 1, 2001.
(2) Less than 1%.

Under our reinsurance agreements with the ceding life companies, we currently reinsure variable life insurance and variable annuity policies on either a renewable term basis or a coinsurance and modified coinsurance basis. The policies we reinsure on a renewable term basis represented 56% of our reinsurance revenues for the year ended December 31, 2002. The policies we reinsure on a coinsurance and modified coinsurance basis represented 44% of our reinsurance revenues for the same period. Of the 44%, 25% relates to variable life insurance policies and 19% relates to variable annuity policies.

The following table indicates, by ceding life company: (1) the names and types of insurance products we currently reinsure; (2) the type of reinsurance agreement applicable to each; (3) policy issue dates reinsured under each agreement; and (4) the commencement date of the reinsurance.

Ceding Life Company	Reinsured Product Name	Product Type[1]	Reinsurance Type[2]	Policy Issue Dates	Reinsurance Commencement Date
Western Reserve	Freedom Equity Protector	VUL	MRT	1/92 to 12/99	7/96
Western Reserve	Financial Freedom Builder	VUL	MRT	7/97 to 3/98	7/97
Western Reserve	Financial Freedom Builder	VUL	Co/Modco	4/98 to 12/98	4/98
Western Reserve	Financial Freedom Builder	VUL	MRT	1/99 to 3/01	10/99
Western Reserve	Financial Freedom Builder	VUL	Co/Modco	4/01 to 12/01	01/02
Western Reserve	Financial Freedom Builder	VUL	MRT	1/02 to 12/02	10/99
Western Reserve	Freedom Elite Builder	VUL	Co/Modco	7/01 to 12/01	1/02
Zurich Life	Power VUL	VUL	MRT	9/96 to 3/01	9/96
Pacific Life	Select Exec II	VUL	YRT	1/01 to present	1/01
American Skandia	Imperium	VA	Modco	1/97 to 12/02	1/97
Western Reserve	Freedom Wealth Creator	VA	Co/Modco	1/98 to 12/01	1/98
Western Reserve	Freedom Premier	VA	Co/Modco	10/00 to present	10/00

(1) "VUL" means variable universal life product. "VA" means variable annuity product.
(2) "MRT" means monthly renewable term. "YRT" means yearly renewable term. "Co/Modco" means coinsurance and modified coinsurance.

Recent Amendments to Our Reinsurance Agreements

Consistent with our business plan, effective as of January 1, 2002, we amended certain of our reinsurance agreements with Western Reserve to:

- Convert our reinsurance of the Financial Freedom Builder variable universal life policies and riders issued by Western Reserve from April 1, 2001 through December 31, 2001, to a coinsurance and modified coinsurance basis, under which we assumed a portion of all of the insured risks that the life insurance company has on the reinsured policies. We had been reinsuring these policies on a monthly renewable term basis, under which we assumed only mortality risks on the reinsured policies. The percentage of the risks assumed by us on policies reinsured after this conversion, which is referred to as the "quota share rate," is 20%;
- Begin reinsuring, on a coinsurance and modified coinsurance basis at a quota share rate of 20%, Western Reserve Freedom Elite Builder variable universal life policies sold by the agents associated with World Financial Group and issued from July 1, 2001 through December 31, 2001;
- Increase our reinsurance on a coinsurance and modified coinsurance basis, from a 10% quota share rate to a 14% quota share rate, of all Western Reserve variable annuity policies sold by those same agents associated with World Financial Group and issued from January 1, 1999 through December 31, 2001;

- Begin reinsuring, on a coinsurance and modified coinsurance basis at a quota share rate of 14%, certain new variable annuity policies sold by those agents and issued by Western Reserve from January 1, 2002 to present; and
- Cease our reinsurance of the Western Reserve Freedom Wealth Creator variable annuity products sold after January 1, 2002, due to the limited volume of new policies we anticipate to be written for this product; however, we will continue to reinsure all Freedom Wealth Creator policies we reinsured as of December 31, 2001.

Results of Operations

The following table sets forth certain operating data as a percentage of total revenue for the periods indicated:

	Year Ended December 31,		
(As a percentage of total revenue)	2000	2001	2002
Consolidated Statements of Income Data:			
Revenues:			
Premiums	55%	61%	55%
Reinsured policy revenues	43	36	42
Net investment income	2	3	2
Net realized gain on investments	—	—	1
Total revenues	100%	100%	100%
Benefits and expenses:			
Benefits, claims and settlement expenses	25	20	26
Change in future policy benefits	7	8	5
Reinsurance expense allowances, net	25	27	26
Amortization of deferred acquisition costs	14	13	21
Operating expenses	4	6	9
Interest expense	2	1	1
Costs of withdrawn offering	—	—	5
Total benefits and expenses	77	75	93
Income before income tax	23	25	7
Income tax expense	(6)	(8)	(2)
Net income	17%	17%	5%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

Premiums. Premiums decreased $1.2 million, or 6%, from $19.2 million for the year ended December 31, 2001 to $18.0 million for the comparable period in 2002. The majority of this decrease was due to the conversion of all Western Reserve Financial Freedom Builder variable universal life policies and riders, issued from April 1, 2001 through December 31, 2001, which had been reinsured by us on a monthly renewable term basis, to a coinsurance and modified coinsurance basis, effective January 1, 2002.

Reinsured Policy Revenues. Reinsured policy revenues increased $2.7 million, or 24%, from $11.2 million for the year ended December 31, 2001 to $13.9 million for the same period in 2002. This increase was due to: (1) the conversion of certain Financial Freedom Builder variable universal life policies and riders, as described above; (2) the reinsurance, at a quota share rate of 20%, of the Western Reserve Freedom Elite Builder variable universal life policies sold by the agents associated with World Financial Group and issued from July 1, 2001 through December 31, 2001; (3) the increase in our reinsurance on a coinsurance and modified coinsurance basis, from a 10% quota share rate to a 14% quota share rate, of all Western Reserve variable annuity policies sold by those agents and issued from January 1, 1999 through December 31, 2001; and (4) an increase in revenues from surrender charges in 2002 compared to 2001. These increases were partially offset by a decrease in mortality and expense charges and asset-based allowances resulting from the decline in variable annuity separate account balances.

Net Investment Income and Net Realized Gain on Investments. Net investment income decreased $69,000, or 8%, from $811,000 for the year ended December 31, 2001 to $742,000 for the same period in 2002, primarily due to the decreased size of our investment portfolio. The decrease in our investment portfolio resulted from the $7.2 million reinsurance expense allowance payment to Western Reserve in April 2002, relating to the amendments of our reinsurance agreements effective January 1, 2002, and a greater portion of our assets being invested in cash and cash equivalents in 2002. Net realized gain on investments increased $383,000, from $45,000 for the year ended December 31, 2001 to $428,000 for the same period in 2002. The increase was due to the sale of fixed maturity securities during fourth quarter 2002. We sold $9.9 million of securities in 2002 compared to $1.7 million of securities in 2001. These gains were caused by a decline in market yields, which resulted in an increase in the fair value of the fixed maturity securities in our portfolio.

Benefits and Expenses

Benefits, Claims and Settlement Expenses. Benefits, claims, and settlement expenses increased $2.1 million, or 33%, from $6.3 million for the year ended December 31, 2001 to $8.4 million for the same period in 2002. The increase was primarily associated with a lower incidence of life insurance death claims in 2001 compared to the incidence of death claims in 2002, the increasing age of the policies reinsured and an increase in variable annuity death claims. The aggregate face value of insurance underlying the polices we reinsured at December 31, 2001 was $9.1 billion compared to $8.5 billion at December 31, 2002.

Change in Future Policy Benefits. Change in future policy benefits decreased $886,000, or 37%, from $2.4 million for the year ended December 31, 2001 to $1.5 million for the same period in 2002. The majority of this decrease was due to the conversion of all Western Reserve Financial Freedom Builder variable universal life policies and riders, issued from April 1, 2001 through December 31, 2001, which had been reinsured by us on a monthly renewable term basis, to a coinsurance and modified coinsurance basis, effective January 1, 2002.

Reinsurance Expense Allowances, Net. Net reinsurance expense allowances increased $17,000, or less than 1%, for the year ended December 31, 2001 compared to the same period in 2002. These amounts are reflective of the increase in business in force primarily attributable to the amendments to our reinsurance agreements effective January 1, 2002, offset by the decrease in business in force due to lapse and surrender activity.

Amortization of Deferred Acquisition Costs. Amortization of deferred acquisition costs increased $3.1 million, or 79%, from $3.9 million for the year ended December 31, 2001 to $7.0 million for the same period in 2002. Higher than expected surrender experience, including "unlocking" our near term surrender assumptions to reflect the increase in our surrender experience (akin to industry-wide surrender experience), and lower than expected equity market performance of the separate account balances contributed to $2.8 million of the increase in amortization for the year ended December 31, 2002, as compared to the same period in 2001. In addition, amortization increased due to new business reinsured, including the amendments to our reinsurance agreements with Western Reserve effective January 1, 2002.

Under current assumptions, and all else being equal, if separate account fund yields exceed 5% for 2003, we do not expect that there would be increased amortization in 2003 from "unlocking" due to lower than expected equity market performance. If separate account fund yields are 0% for 2003 we would expect additional amortization of approximately $500,000 for 2003 from "unlocking" due to lower than expected equity market performance.

Operating Expenses. Operating expenses increased $1.1 million, or 60%, from $2.0 million for the year ended December 31, 2001 to $3.1 million for the same period in 2002. These expenses include salaries and benefits, professional fees for legal, actuarial and accounting expenses, and other operating expenses. The majority of the increase for the year ended December 31, 2002 was attributable to a $752,000 increase in salaries, bonuses, benefits, and recruiting expenses due to the employment of additional staff, a $221,000 increase in our directors' and officers' insurance premiums, and a $128,000 increase in legal fees.

Interest Expense. Interest expense increased $2,000, or less than 1%, from $378,000, for the year ended December 31, 2001 to $380,000 for the comparable period in 2002. The increase was due to the interest associated with the $7.2 million settlement paid to Western Reserve on April 2, 2002 to fund the reinsurance amendments that were effective January 1, 2002.

Costs of Withdrawn Offering. During October 2002, we withdrew the registration statement for our proposed initial public offering of 9.5 million shares of common stock. Offering costs related to our withdrawn offering were $1.7 million for the year ended December 31, 2002. These costs, which consisted primarily of legal, printing, accounting, and actuarial fees, were expensed during the quarter ended September 30, 2002. We did not incur any similar expenses in 2001.

Income Taxes. Due to lower levels of income before income taxes, income taxes decreased $1.6 million, or 67%, from $2.4 million for the year ended December 31, 2001 to $789,000 for the same period in 2002. Income before income taxes is comprised of income subject to taxes that is recognized and due in the current period and income subject to taxes that is recognized during the current period but is due in future periods. The "small life insurance company deduction" available under Section 806 of the Internal Revenue Code for qualifying life insurance companies can reduce the effective federal income tax rate from 34% to less than 20% depending upon the amount of current taxable income. For the year ended December 31, 2002, we had no current taxable income and, as a result, we were unable to take advantage of any of the small life insurance company deduction. During 2001 our effective tax rate was 30%, as compared to 34% in 2002.

In accordance with SFAS No. 109, *Accounting for Income Taxes*, we have $8.4 million of net operating loss carry-forwards, which begin to expire in 2018. These net operating loss carry-forwards at a 34% effective tax rate are included as an offset to the deferred tax liability. It is our belief that it is more likely than not that the deferred tax assets will be realized as an offset against future taxable income, however, if we do not have sufficient taxable income in the future to utilize this asset, a write-off may result thereby reducing our net income.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

Premiums. Premiums increased $2.6 million, or 16%, from $16.6 million for the year ended December 31, 2000 to $19.2 million for the comparable period in 2001. The majority of this increase was due to a rise in reinsured policies under the Western Reserve Financial Freedom Builder Monthly Renewable Term Agreement. The aggregate face value of reinsurance under the Financial Freedom Builder Monthly Renewable Term Agreement increased $246 million, or 6%, from $4.2 billion at December 31, 2000 to $4.4 billion at December 31, 2001. The remaining increase in premiums was attributable to the increasing duration of the policies, since reinsurance premiums increase with the advancing age of the insureds.

Reinsured Policy Revenues. Reinsured policy revenues decreased $1.7 million, or 13%, from $12.9 million for the year ended December 31, 2000 to $11.2 million for the same period in 2001. This decrease was primarily attributable to revenues associated with our variable annuity coinsurance and modified coinsurance agreements, which declined from $6.7 million for the year ended December 31, 2000 to $5.5 million for the same period in 2001, a decrease of $1.2 million, or 18%. Decreasing revenues for both variable universal life and variable annuity business resulted primarily from a decline in collected mortality and expense charges associated with lower account values, due to the decline in the equity markets. Further, the variable universal life coinsurance and modified coinsurance business is a "closed block," meaning there are no new policies being issued in this block of business, resulting in a declining number of policies reinsured in the block, due to normal policy lapses and surrenders. New variable universal life policies that we reinsured in 2000 and 2001 were reinsured on a renewable term basis. The capital requirements for reinsuring on a coinsurance or modified coinsurance basis limited our ability to reinsure any new variable universal life policies on that basis during that period.

Net Investment Income and Net Realized Gain on Investments. Net investment income increased $283,000, or 54%, from $528,000 for the year ended December 31, 2000 to $811,000 for the same period in 2001, primarily due to the increased size of our portfolio from new purchases of fixed maturity securities. The sale of fixed maturity securities for the year ended December 31, 2000 resulted in a net realized gain on investments of $3,000 compared to a net realized gain on investments of $45,000 for the same period in 2001. This shift was caused by a decline in market yields, which resulted in an increase in the fair value of the fixed maturity securities in our portfolio.

Benefits and Expenses

Benefits, Claims and Settlement Expenses. Benefits, claims, and settlement expenses decreased $1.3 million, or 17%, from $7.6 million for the year ended December 31, 2000 to $6.3 million for the same period in 2001. The decrease was primarily associated with better mortality experience in 2001, which resulted in lower claims activity. We do not expect, nor have we been advised by the ceding life companies of, any material claims exposure related to the September 11, 2001 terrorist attacks. The aggregate face value of insurance underlying the policies we reinsured at December 31, 2000 was $9.4 billion compared to $9.1 billion at December 31, 2001.

Change in Future Policy Benefits. Change in future policy benefits increased $359,000, or 17%, from $2.1 million for the year ended December 31, 2000 to $2.4 million in the same period in 2001. $230,000 of the increase was tied to the $2.4 million growth in premiums collected under the Financial Freedom Builder Monthly Renewable Term Agreement. Additionally, during the third quarter of 2001, we refined our methodology for recognizing earned premiums under the Zurich Life monthly renewable term agreement, which resulted in an increase in future policy benefits of $152,000.

Reinsurance Expense Allowances, Net. Net reinsurance expense allowances increased $962,000, or 13%, from $7.5 million for the year ended December 31, 2000 to $8.5 million for the same period in 2001. Consistent with the increase in premium revenues, the increase in net reinsurance expense allowances was due primarily to an increase in the business placed under the Financial Freedom Builder Monthly Renewable Term Agreement.

Amortization of Deferred Acquisition Costs. Amortization of deferred acquisition costs decreased $72,000, or 2%, from $4.0 million for the year ended December 31, 2000 to $3.9 million for the same period in 2001. A majority of the decrease in the amortization of deferred acquisition costs resulted from the refinement of our methodology of recognizing earned premiums under the Zurich Life monthly renewable term agreement, which caused a $122,000 decrease. Offsetting this decrease was a net increase of $50,000, arising from the unlocking of historical realized experience and future experience assumptions.

Operating Expenses. Operating expenses increased $696,000, or 55%, from $1.3 million for the year ended December 31, 2000 to $2.0 million for the same period in 2001. These expenses include salaries and benefits, professional fees for legal, actuarial and accounting expenses, and other operating expenses. The increase was associated with a $447,000 increase in salaries, benefits, and recruiting expenses, due to the employment of additional staff, payment of a discretionary bonus for the year 2000 and accrual of discretionary bonuses for 2001. The remainder of the increase was primarily due to an increase in directors' and officers' insurance expenses, outside director fees, legal fees, and our franchise tax for the State of Delaware.

Interest Expense. Interest expense decreased $287,000, or 43%, from $665,000 for the year ended December 31, 2000 to $378,000 for the comparable period in 2001. The decrease was due to the repayment of a $5.3 million debt on a line of credit. The final payment of principal and interest in the amount of $283,566 was paid in February 2001.

Income Taxes. Due to higher levels of income before income taxes, income taxes increased $571,000, or 31%, from $1.8 million for the year ended December 31, 2000 to $2.4 million for the same period in 2001. Income before income taxes is comprised of income subject to taxes, which are both recognized and due in the current period, and income subject to taxes, which are recognized during the current period but are due in future periods. The amount of income taxes, which was recognized and due in the respective periods, was only $516,000 and $437,000 in 2000 and 2001, respectively, due to the "small life insurance company deduction" which permanently reduces the current income taxes due. The amount of income taxes that was due in future periods in 2001 was $2.0 million, an increase of $650,000 as compared to the amount in 2000, due to an increase in timing differences with respect to reserves.

As a result of the "small life insurance company deduction," the combined effective tax rate will fluctuate between 20% and 34%. During 2000, our effective tax rate was 26%, as compared to 30% in 2001.

Quarterly Results of Operations

The following table presents certain unaudited quarterly consolidated statements of income data for the eight-quarter period ending December 31, 2002, as well as the percentage of total revenue represented by each item. The information has been derived from the unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements contained herein and all adjustments, consisting only of normal recurring adjustments, which we consider to be necessary to present fairly this information when read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

Historically, our operations and related revenues and operating results have varied substantially from quarter to quarter, and we expect variations to continue. Our quarterly operating results will continue to vary significantly depending on a number of factors, including fluctuations in demand for reinsurance products and variable life insurance and annuity products, as well as the sales price and resulting gross margin for specific reinsurance contracts. A high percentage of our operating expenses, particularly personnel, marketing and rent are relatively fixed in advance of any particular quarter.

	Quarter Ended							
(Dollars in thousands)	Mar. 31 2001	June 30 2001	Sept. 30 2001	Dec. 31 2001	Mar. 31 2002	June 30 2002	Sept. 30 2002	Dec. 31 2002
Revenues:								
Premiums	$4,656	$4,796	$4,908	$4,880	$4,557	$4,533	$ 4,485	$4,410
Reinsurance policy revenues	2,940	2,806	2,728	2,762	3,596	3,559	3,442	3,263
Net investment income	161	206	221	223	214	188	168	172
Net realized gain (loss) on investments	6	—	(2)	41	8	(1)	—	420
Total revenues	7,763	7,808	7,855	7,906	8,375	8,279	8,095	8,265
Benefits and expenses:								
Benefits, claims and settlement expenses	1,503	1,583	1,407	1,800	2,034	2,638	2,135	1,622
Change in future policy benefits	644	548	742	477	447	411	353	315
Reinsurance expense allowances, net	2,096	2,154	2,094	2,156	2,209	2,125	2,101	2,082
Amortization of deferred acquisition costs	1,002	877	741	1,325	1,119	1,072	2,484	2,349
Operating expenses	477	362	515	597	727	694	813	884
Interest expense	96	93	95	95	94	97	95	95
Costs of withdrawn offering	—	—	—	—	—	—	1,712	—
Total benefits and expenses	5,818	5,617	5,594	6,450	6,630	7,037	9,693	7,347
Income (loss) before income tax	1,945	2,191	2,261	1,456	1,745	1,242	(1,598)	918
Income tax (expense) benefit	(654)	(743)	(653)	(341)	(593)	(419)	535	(312)
Net income (loss)	$1,291	$1,448	$1,608	$1,115	$1,152	$ 823	$(1,063)	$ 606

The following table sets forth, as a percentage of total revenue, certain line items in the consolidated statements of income for the periods indicated:

(As a percentage of total revenue)	Quarter Ended Mar. 31 2001	June 30 2001	Sept. 30 2001	Dec. 31 2001	Mar. 31 2002	June 30 2002	Sept. 30 2002	Dec. 31 2002
Revenues:								
Premiums	60%	61%	62%	62%	54%	55%	55%	53%
Reinsurance policy revenues	38	36	35	35	43	43	43	40
Net investment income	2	3	3	3	3	2	2	2
Net realized gain on investments	0	0	0	0	0	0	0	5
Total revenues	100%	100%	100%	100%	100%	100%	100%	100%
Benefits and expenses:								
Benefits, claims and settlement expenses	20	20	18	23	24	32	26	20
Change in future policy benefits	8	7	9	6	5	5	5	4
Reinsurance expense allowances, net	27	28	27	27	27	26	26	25
Amortization of deferred acquisition costs	13	11	9	17	13	13	31	28
Operating expenses	6	5	7	8	9	8	10	11
Interest expense	1	1	1	1	1	1	1	1
Costs of withdrawn offering	0	0	0	0	0	0	21	0
Total benefits and expenses	75%	72%	71%	82%	79%	85%	120%	89%
Income (loss) before income tax	25	28	29	18	21	15	(20)	11
Income tax (expense) benefit	(8)	(9)	(8)	(4)	(7)	(5)	7	(4)
Net income (loss)	17%	19%	21%	14%	14%	10%	(13)%	7%

Segment Reporting

We have defined our reportable segments based on the nature of our reinsurance agreements and the accounting treatment used for the various reinsurance agreements. Based on this definition, we have identified two reportable segments: non-universal life-type agreements and universal life-type agreements (as each is referenced in SFAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments,* paragraphs 44 and 45).

Our first segment, reported as non-universal life-type, relates to those variable universal life policies that are reinsured on a renewable term basis. These policies are accounted for under SFAS No. 60 accounting principles and, as such, revenues therefrom are classified as premiums revenue.

Our second segment, reported as universal life-type, relates to all variable annuity policies and those variable universal life policies that are reinsured on a coinsurance and modified coinsurance basis. The products reinsured on a coinsurance and modified coinsurance basis are accounted for under SFAS No. 97 accounting principles and, as such, revenues therefrom are classified as reinsured policy revenues.

Items not directly related to the business segments and unallocated corporate items (i.e., other income, interest expense on corporate debt and unallocated operating expenses) are shown separately, consistent with our internal measurement process. Segment assets reported include those assets directly attributable to the reinsurance agreements such as reinsurance balances receivable, deferred acquisition costs, policy loans, prepaid expenses, invested assets and cash. Invested assets are allocated to the agreements consistent with our internal measurement process.

Of the total premiums and reinsured policy revenues below, 89% and 91% relates to business issued by Western Reserve for the years ended December 31, 2001 and 2002, respectively. Of the total underwriting profit below, 86% and 96% relates to business issued by Western Reserve for the years ended December 31, 2001 and 2002, respectively.

	Year Ended December 31,							
	2001				2002			
(Dollars in thousands)	Non-Universal Life-Type	Universal Life-Type	Other	Total	Non-Universal Life-Type	Universal Life-Type	Other	Total
Premiums	$19,240	$ —	$ —	$19,240	$17,985	$ —	$ —	$17,985
Reinsured policy revenues	—	11,238	—	11,238	—	13,860	—	13,860
Benefits, claims and settlement expenses[1]	7,833	871	—	8,704	7,866	2,089	—	9,955
Reinsurance expense allowances, net	6,859	1,642	—	8,501	6,319	2,199	—	8,518
Amortization of deferred acquisition costs	197	3,748	—	3,945	232	6,792	—	7,024
Underwriting profit	4,351	4,977	—	9,328	3,568	2,780	—	6,348
Net investment income	215	230	366	811	124	276	342	742
Net realized gain on investment	—	—	45	45	—	—	428	428
Other expenses	123	216	1,991	2,330	142	280	4,790	5,212
Segment operating income (loss) before tax	4,443	4,991	(1,580)	7,854	3,550	2,776	(4,020)	2,306
Income tax expense (benefit)	1,353	1,520	(481)	2,392	1,213	949	(1,374)	788
Segment net income (loss)	$ 3,090	$ 3,471	$ (1,099)	$ 5,462	$ 2,337	$ 1,827	$ (2,646)	$ 1,518
Preferred dividends	—	—	267	267	—	—	—	—
Segment net income (loss) available to common stockholders	$ 3,090	$ 3,471	$ (1,366)	$ 5,195	$ 2,337	$ 1,827	$ (2,646)	$ 1,518
Segment assets	$ 8,615	$46,748	$12,490	$67,853	$ 6,021	$52,248	$16,005	$74,274

(1) Benefits, claims and settlement expenses include change in future policy benefits.

Liquidity and Capital Resources

To grow our life and annuity business, we use cash to pay for the initial marketing and underwriting expenses of the policies we reinsure. These same policies thereafter provide cash from premiums, policy charges and policy fees over their lifetime. We also use cash to pay for policy claims, policy benefits and operating expenses which include: salaries and benefits, and professional fees for management, legal, investment, custodial, accounting, tax and consulting services. In addition to operating cash flows, cash is provided by and used in financing activities we undertake to increase our capital position and through activities associated with our invested assets.

Our primary source of liquidity was $15.9 million in consolidated cash and cash equivalents at December 31, 2002. The effective duration of our fixed maturity portfolio is 1.5 years with 98% of the fixed maturity securities having an effective maturity of less than five years. Our fixed maturity portfolio represents all of our invested assets, and has an average Moody's quality rating of Aa2.

Our capital structure consists of long-term debt and equity. Our long-term debt is comprised of a $5 million, five-year convertible term note to Money Services, Inc. due on July 29, 2004. Money Services is a subsidiary of AEGON USA, Inc. Proceeds of this note were used to reduce a portion of the outstanding principal balance on a line of credit with Money Services from $10 million to $5 million. Interest is payable on the note at 7.5% per annum (except in the event of redemption), on the 29th of each succeeding January and July through and including July 29, 2004. Money Services has the right to convert the outstanding principal balance of this note into common stock at any time. Upon conversion, Money Services would receive 6.255 shares of common stock for each $100 of the outstanding principal amount of the note, for a total of 312,750 shares, which reflects our three-for-two stock split in 2001. We have the option to redeem the note, in whole or in part, before maturity. To redeem the note before maturity, we must pay all principal, plus interest accrued from the date of the note through the redemption date at a higher effective interest rate of 9% per annum. As of December 31, 2002, we had an outstanding principal balance on the term note of $5.0 million and accrued interest of $158,219.

Operating Cash Flows. Under the renewable term reinsurance agreements, premiums typically vary in proportion with the expected mortality claims reinsured. Our cash inflows under the renewable term agreements are premiums for the mortality risk

Quality of Fixed Maturity Securities

(S&P Ratings)


29%
A
56%
AAA
15%
AA

Distribution of Invested Assets

(Market Value)


Mortgage-backed Securities — 6%
Asset-backed Securities — 2%
Corporate Bonds — 7%
85%
Cash/Other

reinsured. Our cash outflows are reinsurance expense allowances and death benefit claims. The reinsurance expense allowances represent our share of acquisition and maintenance expenses incurred by the ceding life company that are attributable to the risks reinsured by us.

Under the coinsurance and modified coinsurance agreements, since we are reinsuring risks on essentially the same basis as that of the original policy, reinsurance premiums are materially greater than premiums received on the renewable term reinsurance. During the first year in which a policy is reinsured on a coinsurance basis, we are required to reimburse the ceding life company for our share of acquisition costs, including first year commissions and issuance expenses. Thereafter, we reimburse the ceding life company for our share of renewal commissions and maintenance expenses. Further, under modified coinsurance, we allow the ceding life company to retain assets related to reserves in support of reinsured policy benefits (e.g., cash values). Accordingly, because of the type of reinsurance and the basis reinsured, the net first year cash outlays could be as much as, or more than, that year's premiums paid for variable universal life insurance, and as much as 10% of variable annuity premiums. In year two and beyond, however, our cash outlays for reinsurance allowances are significantly lower than in the first year of a policy.

Net cash flows provided by (used in) operating activities were $6.6 million, $11.0 million, and ($444,000) for the years ended December 31, 2000, 2001, and 2002, respectively. Cash flows used in operating activities in 2002 relating to new policies reinsured under coinsurance and modified coinsurance were $10.2 million and were primarily the result of the $7.2 million settlement paid to Western Reserve in April 2002 to increase the amount of business we reinsure as a result of the reinsurance amendments, settlements paid to reinsure policies issued in 2002 as a result of those amendments, and settlements paid to American Skandia to reinsure policies issued in 2002. These were offset by $14.8 million of cash flows provided by policies reinsured under coinsurance and modified coinsurance prior to 2002 and by all policies reinsured under renewable term reinsurance. Other cash flows used in operating activities of $5.0 million in 2002 were the result of cash payments for operating expenses, income taxes and interest expenses. Cash flows provided by operations in 2000 and 2001 relating to new policies reinsured under coinsurance and modified coinsurance reflected payments of $4.6 million and $2.0 million to Western Reserve and American Skandia to reinsure policies issued in 2000 and 2001, respectively, and cash flows provided by operations for policies previously in force under coinsurance and modified coinsurance and by all policies reinsured under renewable term reinsurance of $12.8 million and $15.1 million, respectively. Other cash flows used in operating activities of $1.6 million and $2.1 million in 2000 and 2001, respectively, were the result of cash payments for operating expenses, income taxes and interest expenses.

The following table summarizes the components of operating cash flow.

(In millions) Calendar Year of Reporting (CYR)	Operating Cash Flows from Co/ModCo Reinsurance Assumed in CYR	Co/ModCo Reinsurance Assumed Prior to CYR	Renewable Term Reinsurance	Other Operating Cash Flows	Total Operating Cash Flows
2002	$(10.2)	$9.5	$5.3	$(5.0)	$(0.4)
2001	(2.0)	8.7	6.4	(2.1)	11.0
2000	(4.6)	7.9	4.9	(1.6)	6.6

At this time we are exploring financing strategies to fund transactions to assume new business. The amount, timing, receipt and cost of additional capital will determine the extent to which we will be able to take advantage of the rights we have under our agreements with Western Reserve to complete similar transactions. Certain of these rights began expiring December 31, 2002.

Investment Cash Flows. We generally receive premiums in advance of paying related benefits and claims. In addition, some policies we reinsure require that we credit interest on funds that are deposited with us. We invest these assets in securities that will provide a return and cash flow stream that are consistent with these benefits. Investment cash flows are the result of buying, selling and holding these securities in addition to activities relating to buying and selling fixed assets.

Net cash flows provided by (used in) investing activities were ($3.7 million), ($6.1 million), and $9.4 million for the years ended December 31, 2000, 2001, and 2002, respectively. The cash flows used in investing activities of $3.7 million and $6.1 million in 2000 and 2001, respectively, primarily related to our purchase of fixed maturity securities. The cash flows provided by investing activities of $9.4 million in 2002 were the result of proceeds generated from the sale and maturity of available-for-sale securities and from the principal payments on mortgage-backed securities offset by the purchase of available-for-sale securities. We have incurred no significant capital expenditures during 2002.

Financing Cash Flows. Financing cash flows relate primarily to activities associated with our capital position. Net cash flows used in financing activities were $2.1 million, $1.1 million, and $1.1 million for the years ended December 31, 2000, 2001, and 2002, respectively. Cash flows used in financing activities in 2002 related to the withdrawal of the registration statement in October 2002 for our proposed initial public offering of 9.5 million shares of common stock. The registration statement was withdrawn due to unfavorable market conditions. Cash flows used in financing activities resulted in $1.7 million of deferred offering costs expenses in 2002, offset by $577,000 of cash paid for deferred offering costs in 2001, which had been previously recorded as prepaid expenses on the consolidated balance sheet. Cash flows used in financing activities in 2001 related to principal payments on the Money Services line of credit, dividends paid on our preferred stock and cash paid for deferred offering costs which had been recorded as prepaid expenses. Cash flows used in financing activities in 2000 related to the principal payments on the Money Services line of credit and dividends paid on our preferred stock, offset by the issuance of 266,047 shares of preferred stock to accredited investors which resulted in net proceeds of approximately $3.1 million.

Restrictions. Global Preferred Holdings, Inc. is a holding company with no direct operations, and whose principal assets are the capital stock of Global Preferred Re and $2.5 million of cash and invested assets, as of December 31, 2002. Global Preferred Holdings, Inc. relies primarily on funds retained at the holding company level, debt service on amounts loaned to Global Preferred Re, service fees and potential dividends from Global Preferred Re to meet ongoing cash requirements. The ability of Global Preferred Re to pay dividends to Global Preferred Holdings, Inc. is subject to, among other things, regulatory restrictions under the insurance laws of Bermuda. During the year ended December 31, 2002, Global Preferred Re paid no dividends to Global Preferred Holdings, Inc.

Under our reinsurance agreements, we are required to provide security through a letter of credit for the benefit of the ceding life companies. We have three letters of credit issued by Comerica Bank, our custodian, for the benefit of Western Reserve, Pacific Life and Zurich Life, in the amounts of $8.5 million, $50,000 and $300,000, respectively. We assess our letter of credit needs in support of each reinsurance agreement. If determined to be necessary, we will undertake to develop facilities for future letters of credit and trust arrangements in support of additional reinsurance agreements.

Currency

At December 31, 2002, we had written all of our reinsurance business in U.S. dollars. If, in the future, we write business in currencies other than the U.S. dollar, we intend to invest a portion of the premiums collected on the reinsurance contract in securities denominated in the same foreign currency as the premium received. We also intend to consider and evaluate our foreign currency exchange risk and hedge our exposure.

Inflation

The effects of inflation have not had a material impact on our operations or the conduct of our business. Inflationary trends are typically countered by a tightening monetary policy by the U.S. Federal Reserve, resulting in increases in interest rates. Rapid and severe interest rate increases could have a significant and negative impact on the value of our fixed income portfolio.

Off Balance Sheet Arrangements

We have no obligations, assets or liabilities other than those disclosed in our financial statements, no trading activities involving non-exchange traded contracts accounted for at fair value, and no relationships and transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties.

Recent Accounting Pronouncements

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted*, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. The provisions of SFAS No. 133 do not have an impact on Global Preferred's financial statements.

In 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, SFAS No. 146, SFAS No. 147, and SFAS No. 148 dealing with extinguishment of debt, exit and disposal activities, acquisitions of financial institutions, and accounting for stock-based compensation, respectively. The provisions of these standards do not have a material impact on Global Preferred's financial statements.

In November 2002, FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, and in January 2003, FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*. The interpretations issued are not expected to have a material impact on Global Preferred's financial statements.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Global Preferred Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Global Preferred Holdings, Inc. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of Global Preferred's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Preferred Holdings, Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows, for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
March 14, 2003

Global Preferred Holdings, Inc.
CONSOLIDATED BALANCE SHEETS

	Year Ended December 31,	
	2001	2002
Assets:		
Fixed maturity securities—available-for-sale (amortized cost of $11,840,749 and $2,673,762 for 2001 and 2002, respectively)	$12,214,279	$ 2,798,190
Cash and cash equivalents	8,062,110	15,858,256
Investment income due and accrued	172,055	80,882
Accounts receivable	—	215,500
Reinsurance balances receivable	2,842,908	3,078,949
Reinsured policy loans	1,013,629	1,115,994
Deferred acquisition costs	42,800,269	49,850,309
Prepaid expenses	659,538	888,662
Current income tax recoverable	—	172,500
Fixed assets (net of accumulated depreciation of $147,750 and $240,439 for 2001 and 2002, respectively)	88,114	215,095
Total assets	$67,852,902	$74,274,337
Liabilities and Stockholders' Equity		
Liabilities:		
Future policy benefits	$11,911,532	$16,923,775
Reinsurance balances payable	188,818	42,130
Accrued expenses and accounts payable	544,683	473,636
Accrued interest payable	158,219	158,219
Current income tax payable	413,299	—
Long-term debt	5,000,000	5,000,000
Deferred tax liability	7,667,767	8,354,722
Total liabilities	25,884,318	30,952,482
Stockholders' equity:		
Preferred stock, par value $2.00, 10,000,000 shares authorized; Series A Preferred Stock, 1,000,000 shares authorized; 266,047 shares issued for 2001 and no shares issued for 2002, respectively	532,094	—
Common stock, par value $.001, 50,000,000 shares authorized; 3,750,000 shares and 4,149,074 shares issued for 2001 and 2002, respectively	3,750	4,149
Additional paid-in capital	22,794,331	23,326,026
Accumulated other comprehensive income	246,531	82,125
Retained earnings	18,441,145	19,958,822
Treasury stock, at cost (7,390 shares for 2001 and 2002, respectively)	(49,267)	(49,267)
Total stockholders' equity	41,968,584	43,321,855
Total liabilities and stockholders' equity	$67,852,902	$74,274,337

See accompanying notes to consolidated financial statements.

Global Preferred Holdings, Inc.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2000	2001	2002
Revenues:			
Premiums	$16,618,927	$19,240,551	$17,984,990
Reinsured policy revenues	12,893,664	11,237,610	13,859,540
Net investment income	527,613	810,544	742,221
Net realized gain on investments	2,606	44,807	427,823
Total revenues	30,042,810	31,333,512	33,014,574
Benefits and expenses:			
Benefits, claims and settlement expenses	7,559,164	6,292,392	8,428,898
Change in future policy benefits	2,052,733	2,411,335	1,525,570
Reinsurance expense allowances, net	7,539,492	8,501,197	8,517,836
Amortization of deferred acquisition costs	4,016,629	3,944,660	7,023,815
Operating expenses	1,256,080	1,951,634	3,119,932
Interest expense	665,119	378,145	380,116
Costs of withdrawn offering	—	—	1,712,000
Total benefits and expenses	23,089,217	23,479,363	30,708,167
Income before income tax	6,953,593	7,854,149	2,306,407
Income tax expense	(1,820,717)	(2,391,568)	(788,730)
Net income	$ 5,132,876	$ 5,462,581	$ 1,517,677
Preferred dividends	155,198	267,104	—
Net income available to common stockholders	$ 4,977,678	$ 5,195,477	$ 1,517,677
Basic earnings per share	$ 1.33	$ 1.39	$ 0.37
Diluted earnings per share	$ 1.30	$ 1.32	$ 0.37
Weighted-average common shares outstanding	3,742,610	3,742,610	4,141,684
Total weighted-average common and common equivalent shares outstanding	3,943,897	4,141,684	4,141,684

See accompanying notes to consolidated financial statements.

GLOBAL PREFERRED HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2000, 2001 and 2002

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Treasury Stock	Total Stockholders' Equity	Comprehensive Income
Balance, January 1, 2000	—	$ —	2,500,000	$2,500	$20,228,973	$ (42,552)	$ 8,268,623	$(49,900)	$28,407,644	
Comprehensive income										
Net income							5,132,876		5,132,876	$5,132,876
Other comprehensive income, net of tax						104,909			104,909	104,909
Total comprehensive income										$5,237,785
Preferred stock issued	266,047	532,094			2,566,608				3,098,702	
Preferred dividends	—	—	—	—	—	—	(155,198)	—	(155,198)	
Balance, December 31, 2000	266,047	532,094	2,500,000	2,500	22,795,581	62,357	13,246,301	(49,900)	36,588,933	
Comprehensive income										
Net income							5,462,581		5,462,581	$5,462,581
Other comprehensive income, net of tax						184,174			184,174	184,174
Total comprehensive income										$5,646,755
Three-for-two stock split			1,250,000	1,250	(1,250)					
Preferred dividends							(267,104)		(267,104)	
Treasury stock reissued (95 shares)	—	—	—	—	—	—	(633)	633	—	
Balance, December 31, 2001	266,047	532,094	3,750,000	3,750	22,794,331	246,531	18,441,145	(49,267)	41,968,584	
Comprehensive income										
Net income							1,517,677		1,517,677	$1,517,677
Other comprehensive income, net of tax						(164,406)			(164,406)	(164,406)
Total comprehensive income										$1,353,271
Preferred stock conversion	(266,047)	(532,094)	399,074	399	531,695					
Balance, December 31, 2002	—	$ —	4,149,074	$4,149	$23,326,026	$ 82,125	$19,958,822	$(49,267)	$43,321,855	

See accompanying notes to consolidated financial statements.

Global Preferred Holdings, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2000	2001	2002
Cash flows from operating activities:			
Net income	$ 5,132,876	$ 5,462,581	$ 1,517,677
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Amortization and depreciation	4,064,604	3,989,418	7,072,737
Costs of withdrawn offering	—	—	1,712,000
Deferred tax expense	1,304,642	1,954,605	771,649
Net realized gain on investments	(2,606)	(44,807)	(427,823)
Change in:			
Investment income due and accrued	(94,115)	(58,497)	91,173
Accounts receivable	—	—	(215,500)
Reinsurance balances receivable	352,989	(209,959)	(236,041)
Reinsured policy loans	(580,060)	(146,606)	(102,365)
Deferred acquisition costs	(7,018,868)	(3,992,590)	(14,073,855)
Prepaid expenses	315,684	(51,216)	(762,212)
Current income tax recoverable	—	—	(172,500)
Future policy benefits	3,530,962	3,885,784	5,012,243
Reinsurance balances payable	(328,314)	(199,198)	(146,688)
Accrued expenses and accounts payable	(20,022)	404,565	(71,047)
Accrued interest payable	(504,433)	(3,137)	—
Current income tax payable	405,431	7,868	(413,299)
Net cash provided by (used in) operating activities	6,558,770	10,998,811	(443,851)
Cash flows from investing activities:			
Proceeds from sale of available-for-sale securities	194,856	1,674,272	9,856,622
Proceeds from principal payments on mortgage-backed securities of available-for-sale securities	127,730	474,925	1,096,204
Proceeds from maturity of available-for-sale securities	—	—	600,000
Purchase of available-for-sale securities	(4,019,176)	(8,127,239)	(1,958,013)
Purchase of fixed assets	(8,449)	(84,066)	(219,928)
Net cash provided by (used in) investing activities	(3,705,039)	(6,062,108)	9,374,885
Cash flows from financing activities:			
Issuance of preferred stock	3,098,702	—	—
Preferred dividends	(142,953)	(279,349)	—
Proceeds from short-term debt	—	(277,285)	—
Repayment of long-term debt	(5,026,277)	—	—
Prepaid expenses—costs of withdrawn offering	—	(577,112)	577,112
Costs of withdrawn offering	—	—	(1,712,000)
Net cash used in financing activities	(2,070,528)	(1,133,746)	(1,134,888)
Net increase in cash and cash equivalents	783,203	3,802,957	7,796,146
Cash and cash equivalents at beginning of period	3,475,950	4,259,153	8,062,110
Cash and cash equivalents at end of period	$ 4,259,153	$ 8,062,110	$ 15,858,256
Supplemental disclosure of cash flow information:			
Interest paid	$ 1,169,552	$ 381,282	$ 380,116
Income taxes paid	$ 110,644	$ 429,095	$ 602,880
Change in preferred dividend accrual	$ 12,245	$ (12,245)	$ —
Non-cash financing activities:			
Treasury shares issued for stock split fractional shares	—	95	—

See accompanying notes to consolidated financial statements.

1. Organization

Global Preferred Holdings, Inc. was formed March 9, 1995 as an insurance holding company.

The consolidated financial statements include the assets, liabilities, and results of operations of Global Preferred Holdings, Inc. ("Global Preferred") and its wholly-owned subsidiary, Global Preferred Re Limited, a Bermuda company registered as a long-term insurer under the Bermuda Insurance Act 1978 ("Global Preferred Re" together with Global Preferred are referred to collectively as "Global Preferred" unless the context otherwise requires or otherwise as expressly stated).

Global Preferred provides reinsurance for life insurance and annuity products. Global Preferred was formed principally to provide an opportunity for independent agents associated with an independent marketing organization to participate indirectly in the reinsurance of the policies they sell. An independent marketing organization ("IMO") is an independent organization that contracts with one or more insurance companies to distribute and market securities and insurance products. Many of the individual agents that purchased equity in Global Preferred are currently associated with World Financial Group, Inc., an affiliate of AEGON USA, Inc., and collectively own a significant portion of the outstanding common stock of Global Preferred. To date, the agents associated with World Financial Group, and its predecessor, have sold all life insurance and annuity policies reinsured by Global Preferred.

Reinsurance is an arrangement under which an insurance company (the "reinsurer") agrees to indemnify another insurance company (the "ceding life company") for all or a portion of the insurance risks underwritten by the ceding life company. The reinsurer assumes a portion of the underwritten risk in exchange for a portion of the premium collected. Global Preferred currently assumes portions of mortality and other risks relating to life insurance and annuity policies in order to share in the net profits generated through the sale of such policies by the independent agents associated with independent marketing organizations.

2. Summary of Significant Accounting Policies

Consolidation and Basis of Presentation. The consolidated financial statements of Global Preferred have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Accounts that Global Preferred deems to be sensitive to changes in estimates include deferred acquisition costs and future policy benefits. In all instances, actual results could differ from estimates.

The accompanying financial statements consolidate the accounts of Global Preferred and its subsidiary. All significant inter-company balances and transactions have been eliminated.

Investments. Global Preferred classifies all fixed maturity securities and equity securities as "available-for-sale." Such securities are reported at fair value. Fixed maturity securities available-for-sale are so classified based upon the possibility that such securities could be sold prior to maturity if that action enables Global Preferred to execute its investment philosophy and appropriately match investment results to operating and liquidity needs. Unrealized gains and losses on marketable equity securities and fixed maturity securities available-for-sale, less applicable deferred income taxes, are reported as a separate component of accumulated other comprehensive income within stockholders' equity.

Global Preferred's policy is to reflect an other-than-temporary impairment in securities when the fair value of these securities is lower than the cost basis for an extended period of time. Any such impairment identified would result in a write-down of the cost basis of the individual security to its fair value to establish a new cost basis and to reflect a realized capital loss in the consolidated statements of income. No impairments in value have occurred which would require Global Preferred to make such an adjustment.

Investment income is recognized as it accrues or is legally due. Income on mortgage-backed securities includes amortization and accretion of purchase premiums and discounts using a method that approximates a level yield, taking into consideration assumed prepayment patterns. The retrospective adjustment method is used to adjust for prepayment activity. Realized gains and losses on investments using the specific identification method are included in income.

Fair Value Disclosure. The carrying values of cash and cash equivalents, reinsurance receivables and payables, short-term debt, accrued expenses and accounts payable approximate their fair values due to the short-term nature of these accounts. Taking into consideration the basis of reinsurance under the reinsurance agreements, the carrying value of future policy benefits approximates its fair value. See Note 3 for fair value information covering Global Preferred's investment portfolio.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand and on deposit purchased with an original maturity of three months or less. Cash and cash equivalents also includes cash in transit from the sale of securities at year-end.

Deferred Acquisition Costs. Costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future revenues. Such costs include reinsurance expense allowances paid to ceding life companies, and may include certain other underwriting costs, such as actuarial, legal and accounting fees. Deferred acquisition costs are amortized over the lives of the underlying policies with regard to the terms of the reinsurance agreement.

On those policies reinsured under a renewable term agreement, deferred acquisition costs are amortized in proportion to the premium revenue related to the mortality risk reinsured. Such premium revenue is estimated using the same assumptions used for computing liabilities for future policy benefits. Such assumptions include estimates of expected investment yields, mortality, persistency and expenses applicable at the time the policies are reinsured. Original assumptions on renewable term business continue to be used in subsequent accounting periods to determine changes in the deferred acquisition costs unless a premium deficiency exists. Under the renewable term agreements, the rate of amortization depends on the approach utilized, static or dynamic. Under the static approach, the amortization is in proportion to the ratio of premiums collected during the then current period to total anticipated premiums. Often the static approach is used in the first policy year or until the business is sufficiently large to warrant the complexity of the dynamic approach. Under the dynamic approach, the amortization under the static approach is adjusted to reflect actual persistency of the insurance in force. Currently, Global Preferred uses the dynamic amortization approach for all of the policies reinsured under its renewable term agreements.

For policies reinsured under a coinsurance or modified coinsurance agreement, deferred acquisition costs are amortized in proportion to expected gross profits associated with mortality margins, investment margins, surrender charges, and expense margins reinsured. Management periodically reviews Global Preferred's assumptions concerning future experience with regard to mortality, persistency, investment yields, and expenses in determining its estimates of future gross profits. Upon adoption of any change in assumptions used with regard to future experience, the amortization of Global Preferred's deferred acquisition cost will be recalculated and will be reflected during the then current accounting period.

Reinsurance Expense Allowances. Allowances generally represent a percentage of each reinsurance premium that is paid or allowed by Global Preferred to the ceding life company for each policy reinsured in recognition of commissions and other expenses associated with the reinsured policies. These other expenses relate to costs associated with underwriting, marketing, policy issue, and maintenance. The reinsurance expense allowances represent Global Preferred's share of acquisition and maintenance expenses incurred by the ceding life company that are attributable to the risks reinsured. Allowances are shown net of amounts deferred as policy acquisition costs.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Future Policy Benefits. Liabilities for future benefits on life insurance policies are established in an amount believed to be adequate to meet the estimated future obligations on policies in force. Liabilities for future policy benefits under long-term life insurance policies have been computed based on estimates of investment yields, mortality, and withdrawal rates expected at the time the policies are reinsured, and other assumptions including estimates for incurred but not reported claims. These assumptions include a margin for adverse deviation and vary with the characteristics of the plan of insurance, year of issue, age of insured, and other appropriate factors. The assumptions for estimated investment yields are based upon various factors including then current yields on Global Preferred's investment portfolio and market rates for new investments. Interest rates used in estimating future policy benefits ranged from 5.5% to 7% at the time the policies in force were reinsured. The mortality and withdrawal assumptions are based on Global Preferred's experience, industry experience and industry standards. Policy and contract reserves are included in future policy benefits on the consolidated balance sheets.

Liabilities for future policy benefits under the coinsurance and modified coinsurance agreements equal reinsured policy account balances on the underlying life insurance policies and annuity contracts. With regard to the separate account benefits reinsured on a modified coinsurance basis, Global Preferred records such liabilities as an offset to related assets as its intentions and rights under the agreements with the ceding life companies meet the appropriate conditions governing rights of setoff. The nature of separate account benefits under variable life insurance policies or variable annuity contracts do not permit Global Preferred to reinsure those benefits on a coinsurance basis. Global Preferred reinsures the fixed account portion of annuity contracts and life insurance polices only on a coinsurance basis and, accordingly, the liabilities for that portion of the reinsurance are recorded as future policy benefits.

Income Taxes. Global Preferred uses the asset and liability method to record deferred income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using an effective federal tax rate of 34%. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* specifically excludes recognition of the "small life insurance company deduction" available under Section 806 of the Internal Revenue Code for qualifying life insurance companies. This special deduction can reduce the effective federal income tax rate from 34% to less than 20% depending upon the amount of taxable income. Consequently, the effective tax rate on Global Preferred's earnings may ultimately prove to be less than the deferred income tax liabilities and related expenses determined under SFAS No.109, at December 31, 2002.

Recognition of Revenues and Related Expenses. Reinsurance premiums received under the renewable term agreements are recognized as revenue over the premium paying periods of the reinsured policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the related contract. This association is accomplished through the provision for future policy benefits and the amortization of deferred acquisition costs. Other revenue consists of non-recurring items other than reinsurance premiums or investment earnings and is recognized upon completion of the related earnings process.

Reinsured Policy Revenues. Reinsured policy revenues are recognized as earned and represent the policy mortality and expense charges, cost of insurance charges net of retrocession reinsurance premiums, policy administration charges, asset-based allowances and deferred sales charges that have been assessed against the reinsured policy account balances under the coinsurance and modified coinsurance agreements.

Earnings Per Share. Basic earnings per share is computed based on the weighted-average number of common shares outstanding during the period, in accordance with SFAS No. 128, *Earnings Per Share.* Shares of convertible preferred stock issued in June and July 2000 are included in the calculations of total weighted-average common and common equivalent shares outstanding. The dilution effect on earnings per share from the issuance of convertible preferred stock is shown on the consolidated statements of income. The preferred stock converted to common stock on January 1, 2002.

Common Stock. On July 12, 2001, the board of directors declared a three-for-two stock split in the form of a stock dividend, consisting of 1.25 million shares, payable to stockholders of record at the close of business on August 24, 2001. The stock split was distributed on September 7, 2001. Fractional shares were adjusted up to the next share using shares of treasury stock. Ninety-five treasury shares were issued for the fractional shares. Share and per-share amounts have been retroactively adjusted to reflect the stock split on the consolidated statements of income.

Stock Compensation Plan. Global Preferred applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, in accounting for stock-based compensation plans. Global Preferred has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.*

Recent Accounting Pronouncements. SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted,* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. The provisions of SFAS No. 133 do not have a material impact on Global Preferred's financial statements.

In 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, SFAS No. 146, SFAS No. 147, and SFAS No. 148 dealing with extinguishment of debt, exit and disposal activities, acquisitions of financial institutions, and accounting for stock-based compensation, respectively. The provisions of these standards do not have a material impact on Global Preferred's financial statements.

In November 2002, FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* and in January 2003, FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities.* The interpretations issued are not expected to have a material impact on Global Preferred's financial statements.

Reclassification. Global Preferred has reclassified the presentation of certain 2000 and 2001 information to conform to the 2002 presentation.

3. Investments

Major categories of net investment income consist of the following:

	Year Ended December 31,		
	2000	2001	2002
Fixed maturity securities	$365,536	$718,583	$716,165
Cash and cash equivalents	230,200	147,447	93,655
	595,736	866,030	809,820
Investment expenses	(68,123)	(55,486)	(67,599)
Net investment income	$527,613	$810,544	$742,221

The amortized cost, unrealized gains and losses, and estimated fair values of fixed maturity securities at December 31, 2001 and 2002 are as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2001				
Fixed maturity securities, available-for-sale:				
U.S. Government and government agencies	$ 209,704	$ 6,604	$ —	$ 216,308
Corporate	7,158,877	279,551	3,930	7,434,498
Asset-backed securities	1,611,012	50,444	—	1,661,456
Mortgage-backed securities	2,861,156	41,194	333	2,902,017
Total	$11,840,749	$377,793	$4,263	$12,214,279
2002				
Fixed maturity securities, available-for-sale:				
Corporate	$ 1,191,270	$ 46,180	$ —	$ 1,237,450
Asset-backed securities	398,442	18,117	—	416,559
Mortgage-backed securities	1,084,050	60,131	—	1,144,181
Total	$ 2,673,762	$124,428	$ —	$ 2,798,190

There were no investments in any entity in excess of 10% of stockholders' equity at December 31, 2002. Fixed maturity securities are valued based upon quoted market prices.

At December 31, 2002, the contractual maturities of investments in fixed maturity securities were as follows:

	Amortized Cost	Fair Value
Available-for-sale:		
Due in one year or less	$ 598,084	$ 611,784
Due after one year through five years	593,186	625,666
Due after five years through ten years	—	—
Asset-backed securities	398,442	416,559
Mortgage-backed securities	1,084,050	1,144,181
Total	$2,673,762	$2,798,190

Expected maturities will differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of fixed maturity securities available-for-sale for the years ended December 31, 2000, 2001, and 2002, were $194,856, $1,674,272, and $9,856,622, respectively. Components of realized gains and losses are summarized in the following table:

	2000	2001	2002
Fixed maturity securities available-for-sale:			
Gross realized gains	$2,606	$47,180	$450,724
Gross realized losses	—	(2,373)	(22,901)
Net realized gain on investments	$2,606	$44,807	$427,823

Changes in net unrealized gains (losses) were $158,953, $279,051, and ($249,100) for the years ended December 31, 2000, 2001, and 2002, respectively.

4. Policy Liabilities

Changes in the liability for unpaid policy claims are summarized as follows:

	Year Ended December 31,		
	2000	2001	2002
Unpaid life claims— January 1	$1,590,232	$2,119,151	$1,538,385
Add claims incurred during the year related to:			
Current year	7,118,899	6,577,441	8,179,749
Prior years	290,248	32,000	249,149
Total incurred[1]	7,409,147	6,609,441	8,428,898
Less claims paid during the year:			
On claims incurred during current year	6,150,172	6,068,109	7,511,575
On claims incurred during prior years	730,056	1,122,098	810,643
Total paid	6,880,228	7,190,207	8,322,218
Unpaid life claims— December 31	$2,119,151	$1,538,385	$1,645,065

(1) Total incurred plus the change in the experience refund for the year equals the amount shown on the consolidated statements of income on line titled "Benefits, claims and settlement expenses." Change in the experience refund for the years ended December 31, 2000, 2001, and 2002, were $150,017, $317,049, and $0, respectively.

The amount of claims incurred during the year related to the prior year are primarily the result of the number of deaths that occur late in the prior year, usually December, which are then reported early in the following year, usually January. This represents the normal lag associated with when a death occurs and when the company is notified of the death and varies depending on the number of deaths occurring late in any given year.

5. Reinsurance

As of December 31, 2002, Global Preferred has seven reinsurance contracts and one retrocession agreement. All policies reinsured under the reinsurance agreements are self-administered by the ceding life companies. The ceding life companies provide Global Preferred with all information necessary for processing the reinsurance, including claims.

In June 2001, Global Preferred and World Financial Group entered into an amended directed reinsurance agreement, whereby World Financial Group will, for a period extending through June 8, 2008, use commercially reasonable efforts to assist Global Preferred in attaining the opportunity to reinsure all insurance products sold by its agents for insurance companies with which World Financial Group has selling agreements, other than Western Reserve Life Assurance Co. of Ohio ("Western Reserve") and Western Reserve's affiliates. Additionally, the agreement provides that World Financial Group will use commercially reasonable efforts to cooperate with Global Preferred in its negotiations to establish reinsurance relationships with life insurance companies and provide certain benefits to the companies that reinsure their business through Global Preferred.

Also in June 2001, Global Preferred entered into the First Right Agreement with Western Reserve that provides Global Preferred Re a first right to reinsure certain new products issued by Western Reserve or its U.S. affiliates that are sold by agents associated with World Financial Group. These rights automatically extend for one-year renewal periods unless either party gives notice of termination 180 days prior to the expiration of the applicable initial or renewal term. During 2002, these rights were extended in accordance with the terms of the agreement.

Pursuant to the First Right Agreement with Western Reserve, Global Preferred has the contractual right to prospectively increase the reinsurance quota share percentages, up to a maximum ranging from 40% to 50%, on certain new variable annuity policies issued through December 31, 2003 by Western Reserve and sold by independent agents associated with World Financial Group. Effective January 2002, Global Preferred amended certain of its reinsurance agreements with Western Reserve to increase its reinsurance quota share percentage on variable annuity policies, which were issued from January 1, 1999 through December 31, 2001, from 10% to 14%. The amendments also provided that Global Preferred reinsure 14% of certain new variable annuity policies issued from January 1, 2002 through December 31, 2003.

Pursuant to its agreements with Western Reserve, Global Preferred also had contractual rights to retrospectively increase the reinsurance quota share percentages, up to a maximum ranging from 40% to 50%, on Western Reserve's Freedom Wealth Creator and Freedom Premier variable annuity policies, which were issued from January 1, 1999 through December 31, 2002 and reinsured by Global Preferred. Certain of Global Preferred's rights to increase its reinsurance quota share percentages retrospectively, on policies issued from January 1, 1999 through December 31, 2002, were not exercised and expired on December 31, 2002.

Pursuant to its agreements with Western Reserve, Global Preferred also has the contractual right to convert its monthly renewable term reinsurance of the Financial Freedom Builder variable universal life insurance policies and riders issued by Western Reserve from January 1, 1999 through March 31, 2003 to coinsurance and modified coinsurance. Effective January 2002, Global Preferred amended certain of its reinsurance agreements with Western Reserve to convert its reinsurance of Financial Freedom Builder variable universal life insurance policies, issued from April 1, 2001 through December 31, 2001, from a monthly renewable term basis to a coinsurance and modified coinsurance basis. The right to convert the monthly renewable term reinsurance on the remaining policies reinsured on a monthly renewable term basis to coinsurance and modified coinsurance expires on March 31, 2003.

Effective January 2002, Global Preferred also amended certain of its reinsurance agreements with Western Reserve to begin reinsuring certain newly issued Freedom Elite Builder variable universal life insurance policies issued from July 1, 2001 through December 31, 2001 on a coinsurance and modified coinsurance basis. Pursuant to its agreements with Western Reserve, Global Preferred also has the contractual right, through December 31, 2003, to commence reinsurance of the Freedom Elite Builder variable universal life insurance policies and riders issued by Western Reserve from January 1, 2002 through December 31, 2002, and, through March 31, 2004, to commence reinsurance of the Freedom Elite Builder variable universal life insurance policies and riders issued by Western Reserve from January 1, 2003 through March 31, 2004, on a coinsurance and modified coinsurance basis.

Also pursuant to the First Right Agreement with Western Reserve, Global Preferred has the right to reinsure up to 20% of all new single life variable universal life products introduced for sale through March 31, 2006 on a monthly renewable term basis.

In order to exercise its contractual rights under the Western Reserve agreements, (a) certain volumes of direct written variable annuity premiums or variable universal life premiums issued by Western Reserve or its U.S. affiliates must be achieved in the previous calendar year and (b) Global Preferred must demonstrate "sufficient capacity," which is defined as having unassigned invested securities and anticipated cash flows in a sufficient amount to meet expected reinsurance settlements for the ensuing two calendar years with regard to the increased reinsurance. Global Preferred's decisions to exercise its contractual rights will be made from time to time during the term of the First Right Agreement and such decisions will be based on a number of relevant factors, including the attractiveness of the reinsurance rates prescribed by the agreement, the volume of business and Global Preferred's available capital capacity.

During the fourth quarter of 2002, American Skandia Life Assurance Corporation withdrew further sales of the Imperium variable annuity product, which resulted in a discontinuation of reinsurance of new policies under Global Preferred's current agreements with American Skandia. Policies currently reinsured from American Skandia will continue to remain in force in accordance with the terms of the reinsurance agreements.

The net effect of all reinsurance agreements on premiums and policy revenues is as follows:

	Year Ended December 31,		
	2000	2001	2002
Reinsurance assumed	$29,977,786	$30,993,041	$32,318,207
Reinsurance ceded	(465,195)	(514,880)	(473,677)
Net premiums and policy revenues	$29,512,591	$30,478,161	$31,844,530

The net effect of all reinsurance agreements on benefits, claims and settlement expenses is as follows:

	Year Ended December 31,		
	2000	2001	2002
Reinsurance assumed	$ 7,705,566	$ 6,299,510	$ 8,368,898
Reinsurance ceded	(146,402)	(7,118)	60,000
Net benefits, claims and settlement expenses	$ 7,559,164	$ 6,292,392	$ 8,428,898

The impact of reinsurance on life insurance in force is as follows (in millions):

Life Insurance in Force	Direct	Assumed	Ceded	Net
December 31, 2000	—	$9,378	$169	$9,209
December 31, 2001	—	$9,082	$156	$8,926
December 31, 2002	—	$8,451	$155	$8,296

6. Deferred Acquisition Costs

The amount of policy acquisition costs deferred and amortized is as follows:

	Year Ended December 31,		
	2000	2001	2002
Beginning of year	$39,750,100	$42,752,339	$42,800,269
Capitalized	7,018,868	3,992,590	14,073,855
Amortized	(4,016,629)	(3,944,660)	(7,023,815)
End of year	$42,752,339	$42,800,269	$49,850,309

The amendment of certain reinsurance agreements with Western Reserve effective January 1, 2002 resulted in an increase in deferred acquisition costs capitalized of $8,120,168 in 2002.

Retrocession premiums are offset against reinsured policy revenues and premiums for the respective issue years. Consequently, retrocession premiums, benefit claims and allowances lose their identity in calculating estimated gross profits as used in amortizing capitalized acquisition costs. As such, there are no separate, reportable deferred acquisition costs or associated amortization.

7. Income Tax

Under current Bermuda law, Global Preferred Re is not required to pay any taxes in Bermuda on either income or capital gains. Global Preferred Re has received an assurance from the Minister of Finance in Bermuda under the Exempted Undertaking Tax Protection Act 1966 of Bermuda that if any legislation is enacted in Bermuda that would impose tax on profits or income, or on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Global Preferred Re or to any of Global Preferred's operations or shares, debentures or other obligations until March 28, 2016.

Effective January 1, 1996, Global Preferred Re made an irrevocable election to be treated as a domestic insurance company for United States Federal income tax purposes under section 953(d) of the Internal Revenue Code of 1986, as amended (the "Code"). As a result of this "domestic" election, Global Preferred Re is subject to U.S. taxation on its worldwide income as if it were a U.S. corporation. Global Preferred determines its income tax expense and liability in accordance with SFAS No. 109, *Accounting for Income Taxes.*

Total income taxes (benefit) for the years ended December 31, 2000, 2001, and 2002 were allocated as follows:

	Year Ended December 31,		
	2000	2001	2002
Tax attributable to:			
Income from continuing operations	$1,820,717	$2,391,568	$788,730
Unrealized gains (losses) on securities available-for-sale	$ 54,044	$ 94,877	$ (84,694)

The federal income tax expense from continuing operations for the years ended December 31, 2000, 2001, and 2002 is as follows:

	Year Ended December 31,		
	2000	2001	2002
Current	$ 516,075	$ 436,963	$ 17,081
Deferred	1,304,642	1,954,605	771,649
Total	$1,820,717	$2,391,568	$788,730

The income tax expense from continuing operations for the years ended December 31, 2000, 2001, and 2002 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	Year Ended December 31,		
	2000	2001	2002
Computed expected tax expense	$2,364,222	$2,670,411	$784,178
Small life insurance company deduction	(605,880)	(269,976)	—
Other, net	62,375	(8,867)	4,552
Total	$1,820,717	$2,391,568	$788,730

During 2000 and 2001, Global Preferred was able to benefit from the "small life insurance company deduction" available under Section 806 of the Code at rates less than 34%.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and federal income tax purposes. The net deferred tax liability at December 31, 2001 and 2002 is composed of the following amounts:

	2001	2002
Deferred tax assets:		
Alternative minimum tax credit	$ 8,597	$ 7,213
Capital losses realized in excess of gains	7,247	—
Reserve differences	6,139,342	6,235,403
Net operating loss carry-forward	1,030,018	2,867,333
DAC tax capitalized	258,252	450,453
Other	29,216	33,795
Gross deferred tax assets	7,472,672	9,594,197
Deferred tax liabilities:		
Policy benefit reserves	461,348	957,508
Deferred acquisition costs	14,552,091	16,949,105
Unrealized gain on securities available-for-sale	127,000	42,306
Gross deferred tax liabilities	15,140,439	17,948,919
Net deferred tax liabilities	$ 7,667,767	$ 8,354,722

There were no valuation allowances for deferred tax assets as of December 31, 2001 and 2002 since it is management's belief that it is more likely than not that the deferred tax assets will be realized. This assessment is made based on the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. At December 31, 2002, Global Preferred has net operating loss carry-forwards for income tax purposes of $8.4 million, which begin to expire in 2018.

Global Preferred Re does not have a policyholder surplus account. Therefore, Global Preferred Re is not subject to the potential addition to federal income tax imposed by Section 815 of the Code.

8. Related Party Transactions

Global Preferred issued a $5.0 million convertible note, due July 29, 2004, to Money Services, Inc., a subsidiary of AEGON USA, Inc. The note bears simple interest at a rate of 7.5% per year and is currently convertible into 312,750 shares of Global Preferred common stock. If Money Services were to convert the note, it would own approximately 7% of Global Preferred's outstanding common stock as of December 31, 2002. World Financial Group and Western Reserve are subsidiaries of AEGON USA, Inc. and therefore are entities related to Money Services due to the common ownership.

In June 2001, Global Preferred entered into an agreement with World Financial Group, which requires that World Financial Group will use its commercially reasonable efforts to assist Global Preferred in attaining the opportunity to reinsure all insurance products sold by its agents for insurance companies with which World Financial Group has selling agreements, other than Western Reserve and Western Reserve's affiliates.

Global Preferred has four separate reinsurance agreements with Western Reserve that cover variable universal life insurance and variable annuity policies issued by Western Reserve on or after various dates after January 1, 1992, which were sold by the agents of World Financial Group and its predecessor. Also in June 2001, Global Preferred entered into the First Right Agreement with Western Reserve. The First Right Agreement provides Global Preferred the right to reinsure certain policies issued by Western Reserve or its U.S. affiliates which agents associated with World Financial Group sell.

Global Preferred occupied approximately 2,100 square feet of office space in Duluth, Georgia until October 2002 when Global Preferred moved to its current location. Western Reserve was the landlord on the space that Global Preferred previously occupied. Global Preferred's monthly rent was $3,482, plus its proportionate share of the taxes.

World Financial Group, and its predecessor, provided corporate services to Global Preferred during 2000, 2001, and 2002. These services included computer network system maintenance, facilities maintenance, security, mail services, utilities, postage, telephone and copier service. Global Preferred incurred $48,922, $46,498 and $108,158 of costs for these services from World Financial Group, and its predecessor, for the years ended December 31, 2000, 2001, and 2002, respectively. The majority of the increase in these costs in 2002 reflected the set-up and maintenance of a stand-alone computer network system for Global Preferred.

In 1995, Global Preferred Re entered into an agreement with CFM Insurance Managers, Ltd. ("CFM"), a member of the IAS Park Group of companies, which provides professional insurance management services to international companies operating in Bermuda. C. Simon Scupham, a director of Global Preferred and of Global Preferred Re, is the Chairman of CFM. Pursuant to this agreement, CFM acts as the managing agent and the Principal Representative for Global Preferred Re in Bermuda. This agreement is for an unlimited duration, but may be terminated by either party upon three months prior written notice or upon 30 days prior written notice under specified circumstances. Global Preferred paid $60,000 in fees during each of the years ended December 31, 2000, 2001, and 2002 pursuant to the agreement with CFM.

Prior to December 28, 2001, S. Hubert Humphrey, Jr. served as a director, Chairman of the Board and Chief Executive Officer of Global Preferred and of Global Preferred Re. Effective December 28, 2001, Mr. Humphrey retired from all of the positions he held with Global Preferred and with Global Preferred Re. As of December 31, 2002, Mr. Humphrey was the beneficial owner of 20.5% of Global Preferred's outstanding common stock. Global Preferred agreed to grant to Mr. Humphrey, upon successful completion of a firm commitment, underwritten registered public offering before December 31, 2003, options to purchase 100,000 shares of Global Preferred common stock. The options are exercisable for a period of five years from the date of grant, at an exercise price equal to the initial offering price of shares sold in the underwritten offering. Compensation expense, if any, will be recognized at the time the contingency is resolved.

Global Preferred's executive officers, Edward F. McKernan, Bradley E. Barks, Caryl P. Shepherd, and Thomas J. Bobowski, are employed pursuant to written employment agreements. Mr. McKernan's employment agreement is for the period from January 1, 2002 through December 31, 2004 and is automatically renewable for additional one-year periods unless either party provides written notice of termination at least 60 days prior to the expiration of the current term. Mr. Barks and Mr. Bobowski have employment agreements for the period from March 4, 2002 through February 28, 2003, which are renewable by agreement of the parties for additional one-year periods. Ms. Shepherd's employment agreement is for the period from February 1, 2002 through January 31, 2003 and is renewable by agreement of the parties for additional one-year periods. All of the executive officers are eligible for an annual bonus in an amount to be determined by the board of directors. Each of the executive officers' employment agreements includes post-employment restrictive covenants not to solicit Global Preferred's customers or recruit Global Preferred's employees.

9. Statutory Restrictions

Global Preferred Re is a Bermuda company registered as a long-term insurer under the Bermuda Insurance Act 1978 (the "Insurance Act") and as such is subject to the restrictions of the Insurance Act. The Insurance Act requires that Global Preferred Re maintain a solvency margin, defined as the excess of statutory assets over statutory liabilities, of at least $250,000. Statutory assets and liabilities refer to those assets and liabilities recorded on the statutory balance sheet required by the Insurance Act.

Global Preferred relies, and will continue to rely, primarily on funds retained at the holding company level, dividends and other permitted payments, such as debt service payments, from Global Preferred Re to meet ongoing cash requirements. The payment of dividends by Global Preferred Re to Global Preferred is subject to Bermuda law and regulations. Under the Insurance Act, Global Preferred Re must maintain long-term assets with a value of at least $250,000 more than its long-term liabilities and is prohibited from declaring or paying dividends that would result in noncompliance if, among other things, it has reasonable grounds for believing that after making such a payment, it would not be able to pay its liabilities as they become due. During 2002, Global Preferred Re paid no dividends to Global Preferred.

10. Commitments and Contingent Liabilities

From time to time Global Preferred may be subject to litigation and arbitration in the normal course of business. Management does not believe that Global Preferred is a party to any such pending litigation or arbitration that would have a material adverse effect on its financial position or future operations.

Global Preferred has obtained letters of credit in favor of unaffiliated insurance companies with whom Global Preferred has reinsurance agreements. The posting of a letter of credit allows the ceding life company to take statutory reserve credit for reinsurance ceded, which would otherwise not be available as Global Preferred Re is not a licensed reinsurer by the ceding life company's state of domicile. At December 31, 2002, the outstanding letters of credit totaled $8.85 million. The letters of credit were issued by Global Preferred's custodian and secured by Global Preferred's investments held by the custodian.

In October 2002, Global Preferred entered into a lease agreement with Metropolitan Life Insurance Company for office space in Duluth, Georgia. The initial lease term is twelve months, with the option to extend the term to fifty-one months, expiring in January 2008. If Global Preferred exercises the right to extend the lease, the first three months of the extended term will be abated. Payments under this lease are $118,619 annually through October 2003. The lease payments are subject to an annual increase of approximately 3%. Total lease expense for the office space for the year ended December 31, 2002 was $27,205.

The following is a schedule of future minimum lease payments as of December 31, 2002:

Year Ending December 31,	Lease Payments
2003	$126,503
2004	126,503
2005	126,503
2006	126,503
2007	126,503
Thereafter	4,420

The monthly lease payments will be expensed on a straight-line basis for the life of the lease in accordance with SFAS No. 13, *Accounting for Leases*.

In October 2002, Global Preferred entered into an operating lease with ePlus, Inc. The lease consists of three schedules for the lease of office furniture, copier and computer equipment, and telecommunication equipment. The term of each schedule began either December 31, 2002 or January 31, 2003 and expires 36 months thereafter on either December 31, 2005 or January 31, 2006. Payments under this lease are $36,987 annually through the end of the lease.

The following is a schedule of future minimum lease payments as of December 31, 2002:

Year Ending December 31,	Lease Payments
2003	$35,720
2004	36,987
2005	36,987
2006	1,268

Total lease expense for the operating lease for year ended December 31, 2002 was $6,805. This expense was not included in the lease schedules as it was incurred prior to the commencement of the lease term in 2002. This lease expense was prorated from October 2002 through December 2002 depending upon the acceptance date of each item to be included in the lease.

11. Long-Term Debt

At December 31, 2001 and 2002, amounts payable for long-term debt were as follows, in summary:

	2001	2002
Convertible Term Note—7.5% interest, principal and interest due at July 29, 2004	$5,000,000	$5,000,000

In July 1999, Global Preferred issued a $5 million, five-year convertible term note to Money Services, Inc. due on July 29, 2004. Money Services is a subsidiary of AEGON USA, Inc. Proceeds of this note were used to reduce a portion of the outstanding principal balance on a line of credit with Money Services from $10 million to $5 million. Interest is payable at 7.5% per annum (except in the event of redemption), on the 29th of each succeeding January and July through and including July 29, 2004. Money Services has the right to convert the outstanding principal balance of this note into shares of Global Preferred's common stock at any time. Upon conversion, Money Services will receive 6.255 shares of common stock for each $100 of the outstanding principal amount of the note, which reflects the three-for-two stock split in 2001. Global Preferred has the option to redeem the note, in whole or in part, between July 29, 2002, and July 29, 2004. To redeem the note before maturity, Global Preferred must pay all principal, plus interest accrued from the date of the note through the redemption date at a higher effective interest rate of 9% per annum. As of December 31, 2002, Global Preferred had an outstanding principal balance on the note of $5 million and accrued interest of $158,219.

12. Comprehensive Income

The following table sets forth the amounts of other comprehensive income (loss) along with the related tax effects allocated to other comprehensive income (loss) for the years ended December 31, 2000, 2001, and 2002:

	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
2000			
Net unrealized holding gains arising during period	$ 161,559	$ (54,930)	$ 106,629
Less: reclassification adjustment for gains realized in net income	2,606	(886)	1,720
Other comprehensive income	$ 158,953	$ (54,044)	$ 104,909
2001			
Net unrealized holding gains arising during period	$ 323,858	$(110,111)	$ 213,747
Less: reclassification adjustment for gains realized in net income	44,807	(15,234)	29,573
Other comprehensive income	$ 279,051	$(94,877)	$ 184,174
2002			
Net unrealized holding losses arising during period	$(676,923)	$ 230,153	$(446,770)
Less: reclassification adjustment for gains realized in net income	427,823	(145,459)	282,364
Other comprehensive loss	$(249,100)	$ 84,694	$(164,406)

13. Segment Reporting

Global Preferred defines reportable segments based on the nature of its reinsurance agreements and the accounting treatment used for the various reinsurance agreements. Based on this definition, two reportable segments have been identified: non-universal life-type agreements and universal life-type agreements (as each is referenced in SFAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments*, paragraphs 44 and 45). Global Preferred reinsures certain variable universal life insurance policies on a renewable term basis, which are reported below as Non-Universal Life-Type Agreements and, as such, these revenues are classified as premium revenue. Renewable term reinsurance involves the reinsurance of mortality risk whereby premiums are not directly related to the premium rates on the original plan of insurance. Global Preferred's renewable term agreements are accounted for under SFAS No. 60 accounting principles. Global Preferred reinsures variable annuity contracts and certain other variable universal life insurance policies on a coinsurance and modified coinsurance basis, which are reported below as Universal Life-Type Agreements and, as such, these revenues are classified as reinsured policy revenues. Coinsurance involves the reinsurance of mortality and investment risks on the same basis as that of the underlying policies. The ceding life companies and Global Preferred share in these risks on a pro rata basis. Global Preferred's existing coinsurance and modified coinsurance agreements are accounted for under SFAS No. 97 accounting principles.

Items not directly related to the business segments and unallocated corporate items (i.e., other income, interest expense on corporate debt, and unallocated operating expenses) are shown separately, consistent with Global Preferred's internal measurement process. Segment assets reported include those assets directly attributable to the reinsurance agreements such as reinsurance balances receivable, deferred acquisition costs, policy loans, prepaid expenses, invested assets, and cash. Cash and invested assets are allocated to the agreements based upon statutory reserves, the letters of credit posted in support of the statutory reserves held, and allocated surplus, which is consistent with Global Preferred's internal measurement process.

Segment Reporting
Year Ended December 31

(Dollars in thousands)	2000			
	Non-Universal Life-Type	Universal Life-Type	Other	Total
Premiums	$16,619	$ —	$ —	$16,619
Reinsured policy revenues	—	12,894	—	12,894
Benefits, claims and settlement expenses*	8,658	954	—	9,612
Reinsurance expense allowances, net	5,711	1,829	—	7,540
Amortization of deferred acquisition costs	116	3,901	—	4,017
Underwriting profit	2,134	6,210	—	8,344
Net investment income	213	171	144	528
Net realized gain on investments	—	—	3	3
Other expenses	150	184	1,588	1,922
Segment operating income (loss) before income tax	2,197	6,197	(1,441)	6,953
Income tax expense (benefit)	589	1,659	(428)	1,820
Segment net income (loss)	$ 1,608	$ 4,538	$ (1,013)	$ 5,133
Preferred dividends	—	—	155	155
Segment net income (loss) available to common stockholders	$ 1,608	$ 4,538	$ (1,168)	$ 4,978
Segment assets	$ 9,279	$44,688	$ 2,650	$56,617

* *Benefits, claims and settlement expenses include change in future policy benefits.*

Segment Reporting
Year Ended December 31

(Dollars in thousands)	2001			
	Non-Universal Life-Type	Universal Life-Type	Other	Total
Premiums	$19,240	$ —	$ —	$19,240
Reinsured policy revenues	—	11,238	—	11,238
Benefits, claims and settlement expenses*	7,833	871	—	8,704
Reinsurance expense allowances, net	6,859	1,642	—	8,501
Amortization of deferred acquisition costs	197	3,748	—	3,945
Underwriting profit	4,351	4,977	—	9,328
Net investment income	215	230	366	811
Net realized gain on investments	—	—	45	45
Other expenses	123	216	1,991	2,330
Segment operating income (loss) before income tax	4,443	4,991	(1,580)	7,854
Income tax expense (benefit)	1,353	1,520	(481)	2,392
Segment net income (loss)	$ 3,090	$ 3,471	$ (1,099)	$ 5,462
Preferred dividends	—	—	267	267
Segment net income (loss) available to common stockholders	$ 3,090	$ 3,471	$ (1,366)	$ 5,195
Segment assets	$ 8,615	$46,748	$12,490	$67,853

* *Benefits, claims and settlement expenses include change in future policy benefits.*

Segment Reporting
Year Ended December 31

(Dollars in thousands)	2002			
	Non-Universal Life-Type	Universal Life-Type	Other	Total
Premiums	$17,985	$ —	$ —	$17,985
Reinsured policy revenues	—	13,860	—	13,860
Benefits, claims and settlement expenses*	7,866	2,089	—	9,955
Reinsurance expense allowances, net	6,319	2,199	—	8,518
Amortization of deferred acquisition costs	232	6,792	—	7,024
Underwriting profit	3,568	2,780	—	6,348
Net investment income	124	276	342	742
Net realized gain on investments	—	—	428	428
Other expenses	142	280	4,790	5,212
Segment operating income (loss) before income tax	3,550	2,776	(4,020)	2,306
Income tax expense (benefit)	1,213	949	(1,374)	788
Segment net income (loss)	$ 2,337	$ 1,827	$ (2,646)	$ 1,518
Preferred dividends	—	—	—	—
Segment net income (loss) available to common stockholders	$ 2,337	$ 1,827	$ (2,646)	$ 1,518
Segment assets	$ 6,021	$52,248	$16,005	$74,274

* *Benefits, claims and settlement expenses include change in future policy benefits.*

During 2000, 2001, and 2002, the percentages of total premiums and reinsured policy revenues that relate to Western Reserve were 88%, 89%, and 91%, respectively. The percentages of the total underwriting profit that relates to Western Reserve for 2000, 2001, and 2002 were 83%, 86%, and 96%, respectively.

Global Preferred estimates that approximately 44% of variable universal life premiums and 28% of variable annuity premiums, written through Western Reserve and sold by agents associated with World Financial Group, originated in California.

14. Capital Infusion

In August 2000, Global Preferred closed its offering of Series A Preferred Stock, which resulted in approximately $4 million of gross proceeds to Global Preferred. Global Preferred issued 266,047 shares of Series A Preferred Stock in this offering. The net proceeds were loaned to Global Preferred Re, which were applied toward repayment of the line of credit with Money Services. The terms of the Series A Preferred Stock provided for automatic conversion into common stock upon the earlier of (i) the closing of any Qualifying Sale of shares of common stock or (ii) January 1, 2002. A Qualifying Sale was defined as net proceeds to Global Preferred of at least $10 million from the sale of its shares of common stock. On January 1, 2002, 266,047 shares of Series A Preferred Stock issued were automatically converted into 399,074 shares of common stock. The conversion reflected the three-for-two stock split effective in September 2001.

In October 2002, Global Preferred withdrew the registration statement for its proposed initial public offering of 9.5 million shares of common stock due to unfavorable market conditions. During the quarter ended September 30, 2002, Global Preferred expensed $1.7 million of deferred offering costs that were to be offset against the proceeds of the offering. The deferred offering costs paid in prior periods were previously reported as an asset under "prepaid expenses" on the consolidated balance sheet and the expensing of those costs is currently shown as "costs of withdrawn offering" on the consolidated income statement.

15. Stock Options

Stock Incentive Plan. Global Preferred's Stock Incentive Plan became effective on January 9, 2002. The aggregate number of shares of common stock reserved for issuance under the Stock Incentive Plan is 1.5 million shares. Awards granted under the Stock Incentive Plan may be stock appreciation rights, restricted stock, options intended to qualify as "incentive stock options" or nonqualified stock options. No shares of common stock have been issued upon exercise of options granted under the Stock Incentive Plan. The Compensation Committee of the board of directors approved the grant of options to purchase an aggregate of 215,000 shares of common stock to certain employees to be granted upon completion of an initial public offering, at an exercise price equal to the initial public offering price. No options have been granted under the Stock Incentive

Plan due to the withdrawal of the registration statement in October 2002 for the proposed public offering.

Directors Stock Option Plan. Global Preferred's Directors Stock Option Plan became effective January 9, 2002. The aggregate number of shares of common stock reserved for issuance under the Directors Stock Option Plan is 280,000 shares. Under the terms of the Directors Stock Option Plan, upon completion of a firm commitment, underwritten registered public offering of common stock by December 31, 2003, options to purchase 105,000 shares of the common stock will be granted to Global Preferred's non-employee directors at an exercise price equal to the initial public offering price pursuant to the Directors Stock Option Plan. No options have been granted under the Directors Stock Option Plan due to the withdrawal of the registration statement in October 2002 for the proposed public offering.

Other Options. In connection with S. Hubert Humphrey, Jr.'s retirement in December 2001, Global Preferred agreed to grant to Mr. Humphrey options to purchase 100,000 shares of common stock upon successful completion of a firm commitment, underwritten registered public offering of common stock by December 31, 2003. The options are exercisable for a period of five years from the date of grant, at an exercise price equal to the initial offering price of shares sold in the underwritten offering. No options have been granted to Mr. Humphrey due to the withdrawal of the registration statement in October 2002 for the proposed public offering.

16. Subsequent Events

On February 3, 2003, the FASB revised its tentative guidance on SFAS No. 133 Issue No. B36, *Bifurcation of Embedded Credit Derivatives*, to include modified coinsurance arrangements involving fixed account products. Global Preferred does not have any modified coinsurance reinsurance treaties involving fixed account products and therefore this issue does not effect Global Preferred's financial statements.

On February 25, 2003, Global Preferred formed two wholly owned subsidiaries: Global Preferred Solutions, Inc. and Global Preferred Resources, Inc. Global Preferred Solutions will provide actuarial and management advisory services to marketing organizations and life insurers. Global Preferred Resources will offer its management support structure to marketing organizations, banks, broker/dealers, and insurance companies who are considering the formation of, or have formed, a producer-owned reinsurance enterprise.

17. Parent Company Financial Information

Balance Sheets
(Parent Company Only)

	December 31, 2001	December 31, 2002
Assets:		
Investment in common stock of subsidiary[1]	$35,708,600	$36,859,470
Fixed maturity securities—available-for-sale (amortized cost of $2,241,534 and $12,523 for 2001 and 2002, respectively)	2,296,563	12,927
Cash and cash equivalents	1,374,016	2,475,098
Investment income due and accrued	42,192	1,319
Investment income due and accrued—intercompany[1]	201,219	189,344
Accounts receivable	—	215,500
Intercompany receivables[1]	155,118	2,152,529
Note receivable—intercompany[1]	6,087,550	5,000,000
Prepaid expenses	654,699	872,648
Current income tax recoverable	1,875	—
Fixed assets (net of accumulated depreciation of $147,750 and $240,439 for 2001 and 2002, respectively)	88,114	215,095
Deferred tax benefit	1,047,737	940,433
Total assets	$47,657,683	$48,934,363
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses and accounts payable	$ 530,880	$ 454,289
Accrued interest payable	158,219	158,219
Long-term debt	5,000,000	5,000,000
Total liabilities	5,689,099	5,612,508
Stockholders' equity:		
Preferred stock, par value $2.00, 10,000,000 shares authorized;		
Series A Preferred Stock, 1,000,000 shares authorized; 266,047 shares issued for 2001 and no shares issued for 2002, respectively	532,094	—
Common stock, par value $.001, 50,000,000 shares authorized; 3,750,000 shares and 4,149,074 shares issued for 2001 and 2002, respectively	3,750	4,149
Additional paid-in capital	22,794,331	23,326,026
Accumulated other comprehensive income	246,531	82,125
Retained earnings	18,441,145	19,958,822
Treasury stock, at cost (7,390 shares for 2001 and 2002, respectively)	(49,267)	(49,267)
Total stockholders' equity	41,968,584	43,321,855
Total liabilities and stockholders' equity	$47,657,683	$48,934,363

(1) Eliminated on consolidation.

Statements of Income

(Parent Company Only)

	Year Ended December 31,		
	2000	2001	2002
Revenues:			
Net investment income	$ 85,053	$ 133,575	$ 100,339
Net realized gain (loss) on investments	—	4,904	56,088
Intercompany interest income[1]	613,298	674,298	473,822
Gain (loss) on dissolution of subsidiary	—	—	—
Total revenue	698,351	812,777	630,249
Benefits and expenses:			
Operating expenses	99,752	1,259,273	(548,568)
Costs of withdrawn offering	—	—	439,487
Interest expense	375,000	375,000	375,000
Total benefits and expenses	474,752	1,634,273	265,919
Income before income tax and equity in undistributed net income of subsidiaries	223,599	(821,496)	364,330
Income tax benefit (expense)	(120,224)	274,269	(125,877)
Income before equity in undistributed net income of subsidiaries	103,375	(547,227)	238,453
Equity in earnings of subsidiaries	5,029,501	6,009,808	1,279,224
Net income	$5,132,876	$5,462,581	$1,517,677
Preferred dividends	155,198	267,104	—
Net income available to common stockholders	$4,977,678	$5,195,477	$1,517,677

(1) Eliminated on consolidation.

Statements of Cash Flows
(Parent Company Only)

	Year Ended December 31,		
	2000	2001	2002
Cash flows from operating activities:			
Net income	$ 5,132,876	$ 5,462,581	$ 1,517,677
Less equity in earnings of subsidiaries	(5,029,501)	(6,009,808)	(1,279,224)
Income before equity in undistributed net income of subsidiaries	$ 103,375	$ (547,227)	$ 238,453
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Amortization and depreciation	47,975	44,758	48,922
Costs of withdrawn offering	—	—	439,487
Deferred tax expense (benefit)	112,918	(274,176)	125,877
Net realized (gain) loss on investments	—	(4,905)	(56,088)
Change in:			
Investment income due and accrued	(2,876)	(39,316)	40,873
Investment income due and accrued—intercompany[1]	(305,330)	104,111	11,875
Accounts receivable	—	—	(215,500)
Intercompany receivables[1]	(2,563,711)	2,418,689	(1,997,411)
Prepaid expenses	317,297	(49,115)	(751,036)
Current income tax recoverable	—	(1,875)	1,875
Accrued expenses and accounts payable	(22,574)	451,778	(76,591)
Accrued interest payable	(507,570)	—	—
Current income tax payable	7,306	(7,306)	—
Net cash provided by (used in) operating activities	(2,813,190)	2,095,416	(2,189,264)
Cash flows from investing activities:			
Dividend received from subsidiary[1]	3,400,000	—	—
Return of capital from subsidiary[1]	10,000,000	—	—
Investment in subsidiary[1]	—	—	—
Proceeds from sale of available-for-sale securities	—	411,138	2,174,208
Proceeds from principal payments on mortgage-backed securities of available-for-sale securities	—	28,817	110,891
Purchase of available-for-sale securities	—	(2,676,584)	—
Purchase of fixed assets	(8,449)	(84,066)	(219,928)
Net cash provided by (used in) investing activities	13,391,551	(2,320,695)	2,065,171
Cash flows from financing activities:			
Issuance of preferred stock	3,098,702	—	—
Preferred dividends	(142,953)	(279,349)	—
Proceeds repayment of long-term debt	(5,303,562)	—	—
Issuance (repayment) of notes receivable—intercompany[1]	(8,100,029)	2,012,479	1,087,550
Prepaid expenses—costs of withdrawn offering	—	(577,112)	577,112
Costs of withdrawn offering	—	—	(439,487)
Net cash provided by (used in) financing activities	(10,447,842)	1,156,018	1,225,175
Net increase in cash and cash equivalents	130,519	930,739	1,101,082
Cash and cash equivalents at beginning of period	312,758	443,277	1,374,016
Cash and cash equivalents at end of period	$ 443,277	$ 1,374,016	$ 2,475,098

(1) Eliminated on consolidation.

Corporate Information

Global Preferred Holdings, Inc.

Directors

Joseph F. Barone
Chairman
Managing Director,
Firemark Investments

Eugene M. Howerdd, Jr.
Chairman,
Howerdd Financial Corporation

Edward F. McKernan
President and CEO,
Global Preferred Holdings, Inc.

Thomas W. Montgomery
Executive Vice President,
World Leadership Group, Inc.

Milan M. Radonich
CFO,
Benfield Blanch, Inc.

C. Simon Scupham
Chairman,
CFM Insurance Managers Ltd.

Officers

Edward F. McKernan
President and CEO

Bradley E. Barks
Senior Vice President of
Finance and CFO

Thomas J. Bobowski
Vice President of Marketing

Caryl P. Shepherd
Vice President,
Secretary, Treasurer and
Chief Accounting Officer

Global Preferred Re Limited

Directors

Lisa J. Marshall
Partner,
Conyers, Dill & Pearman

Edward F. McKernan

Thomas W. Montgomery

C. Simon Scupham

Officers

Edward F. McKernan
President, CEO and
Chairman

Caryl P. Shepherd
Vice President and
Treasurer

Bradley E. Barks
Senior Vice President of
Finance and CFO

Andre J. Dill
Secretary
Manager,
Codan Services Ltd.

Principal Executive Offices

Global Preferred Holdings, Inc.
6455 East Johns Crossing
Suite 402
Duluth, Georgia 30097
770-248-3311
www.gphre.com

Annual Meeting

The annual meeting of stockholders is scheduled for Tuesday, June 17, 2003 at 10:00 a.m. at the JW Marriott Hotel, 3300 Lenox Road, Atlanta, Georgia.

Transfer Agent

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, New York 10038
877-777-0800

Form 10-K

Global Preferred Holdings, Inc.'s annual report as filed with the Securities and Exchange Commission on Form 10-K, is available without charge by writing the Company at P.O. Box 2167, Duluth, Georgia 30096-9919.

Stockholders of Record

The approximate number of holders of record of Global Preferred's Common Stock as of April 21, 2003 was 855.




Global
Preferred
Holdings, Inc.™

Redefining Reinsurance.
Redefining Relationships.

ADDRESS ▷ 6455 East Johns Crossing
Suite 402
Duluth, Georgia 30097

TELEPHONE ▷ 770.248.3311

WEBSITE ▷ www.gphre.com